ANNUAL INFORMATION FORM

March 29, 2007

TABLE OF CONTENTS

Page

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

1

THE COMPANY – CORPORATE STRUCTURE

2

GENERAL

2

INCORPORATION AND ORGANIZATION

3

INTERCORPORATE RELATIONSHIPS

3

Principal Subsidiaries of the Company

3

Principal Subsidiaries of Dundee Wealth

4

RECENT DEVELOPMENTS

5

DRC REORGANIZATION

5

PREFERENCE SHARE FINANCING AND REDEMPTION OF 6.7% DEBENTURES

5

BANK TRANSFER

5

JODAMADA TRANSACTION

5

PURCHASE OF MINORITY INTEREST IN DWM

5

PROPOSED CHANGE OF AUDITOR

5

General Development of the Business

6

HISTORY OF THE COMPANY

6

Wealth Management Operations

6

Real Estate Operations

7

Resource Operations

7

Other Investments and Corporate Costs

8

BUSINESS OF THE COMPANY

8

GENERAL DESCRIPTION OF THE BUSINESS

8

WEALTH MANAGEMENT

8

INVESTMENT MANAGEMENT

8

Investment Products and Services

9

Investment Management and Advisory Services

9

Management of the Dynamic Funds, Portfolio Solutions and Other Investment Solutions

10

Distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions

10

FINANCIAL ADVISORY

11

Capital Markets

12

Banking

13

New Business Initiatives

13

Structured Finance and Securitization Group

13

Institutional Fixed Income Group

14

REAL ESTATE

14

Dundee Realty

14

DRC Reorganization

14

Dundee REIT

15

RESOURCES

15

Dundee Resources

15

Bolivian Investment Opportunities

15

Iberian Minerals Corp.

16

EUROGAS (TSX VENTURE: EUG)

17

Spain – Castor UGS Project

17

Tunisia

18

Other Developments

18

Dundee Precious (TSX: DPM)

18

Breakwater (TSX: BWR)

19

Corona (TSX: CRG)

20

Valdez (TSX Venture: VAZ)

20

OTHER INVESTMENTS AND CORPORATE COSTS

21

DIVIDEND POLICY

21

MARKET FOR SECURITIES

22

SUBORDINATE VOTING SHARES

22

5.85% DEBENTURES

22

5.00% FIRST PREFERENCE SHARES, SERIES 1

23

Dundee Corporation	i	Annual Information Form

TABLE OF CONTENTS

Page

DIRECTORS AND OFFICERS

23

DESCRIPTION OF SHARE CAPITAL

25

SUBORDINATE VOTING SHARES AND COMMON SHARES

25

FIRST PREFERENCE SHARES

26

Series 1 Shares

26

SECOND PREFERENCE SHARES

27

THIRD PREFERENCE SHARES

28

DEBENTURES

28

Redemption of 6.7% Senior Unsecured Debentures

28

5.85% Exchangeable Unsecured Subordinated Debentures

28

RATINGS OF THE 5.85% DEBENTURES AND FIRST PREFERENCE SHARES, SERIES 1

29

5.85% Debentures

29

Series 1 Shares

30

DBRS

30

S&P

30

NORMAL COURSE ISSUER BID

30

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

31

PRINCIPAL SHAREHOLDER OF DUNDEE WEALTH AND DWM

31

JODAMADA TRANSACTION

31

PURCHASE OF MINORITY INTEREST IN DWM

31

DUNDEE WEALTH WARRANTS

32

BANK TRANSFER OBLIGATIONS

32

OBLIGATIONS RELATING TO PREVIOUS ACQUISITIONS

32

DISTRIBUTION ARRANGEMENTS

33

DUNDEE REALTY

33

RISK FACTORS

33

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

34

MATERIAL CONTRACTS

34

TRANSFER AGENT AND REGISTRAR

34

EXPERTS

34

AUDIT COMMITTEE

35

COMPOSITION OF AUDIT COMMITTEE

35

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

35

AUDIT COMMITTEE CHARTER

36

PRE-APPROVAL POLICY

36

EXTERNAL AUDITOR SERVICE FEES

36

Audit Fees

36

Audit-Related Fees

37

Tax Services Fees

37

ADDITIONAL INFORMATION

37

DUNDEE CORPORATION - ANNUAL INFORMATION FORM

APPENDIX A

A-1

ORGANIZATION

A-1

PURPOSE

A-1

Duties and Responsibilities

A-1

Dundee Corporation	ii	Annual Information Form

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form, including the documents incorporated by reference herein, may contain forward-looking statements about the Company including its business operations, strategy and expected financial performance and conditions.  Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors affecting the financial services industry, generally.  Actual results may differ materially from those contemplated by these statements, depending upon, among other factors, the Company’s ability to meet its financial obligations, which is dependent on the financial performance of its principal subsidiaries and its ability to raise additional capital, creating, attracting and retaining AUM and AUA (as defined below), competition in the wealth management business, operating in a regulated environment, capital requirements, interest rate, liquidity, credit and currency risk associated with banking activities conducted by Dundee Bank of Canada and its related operations; successful integration of any acquired business and realization of any anticipated synergies; risks associated with the Company’s real estate and resources businesses, and the Company’s investment holdings in general.  The preceding list is not exhaustive of all possible factors.  These forward-looking statements are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward-looking statements.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.  The risks, uncertainties and other factors that could influence actual results are described in this Annual Information Form (including documents incorporated by reference under “Risk Factors”) and are based on information available as of March 29, 2007.

Dundee Corporation	Annual Information Form

THE COMPANY – CORPORATE STRUCTURE

GENERAL

Dundee Corporation (formerly, Dundee Bancorp Inc.) (the “Company”) is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through equity accounted or portfolio investment holdings.  The Company’s four financial reporting segments are as follows: (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.  The Company’s other investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.

The registered and head office of the Company is located at 1 Adelaide Street East, 28th Floor, Toronto, Ontario, M5C 2V9.  Dundee Corp. also has offices in Cayman Islands and Bermuda.  As of December 31, 2006, the Company had 24 employees.

Unless otherwise indicated, the information appearing in this annual information form (“Annual Information Form” or “AIF”) is stated as at December 31, 2006 and all amounts are in Canadian dollars unless otherwise indicated.

References in this Annual Information Form to:

•

“AUA” or “Assets under Administration” mean the approximate market value of client assets administered in respect of which Dundee Corp. earns commissions, trailer service fees or administrative and other similar fees.  AUA are not reflected on the Company’s balance sheet.  To the extent that AUA are managed by Dundee Corp., such assets may also be included in their respective AUM;

•

‘‘AUM” or “Assets under Management” mean the market value of client assets managed by Dundee Corp. on a discretionary basis in respect of which Dundee Corp. earns an investment management fee and, in certain cases, performance fees.  AUM are not reflected on the Company’s balance sheet;

•

“Company” means Dundee Corporation (formerly, Dundee Bancorp Inc.), a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments;

•

“DFG Investment Advisers” means DFG Investment Advisers, Inc., a structured credit asset management company;

•

“Dundee Bank of Canada” means Dundee Bank of Canada (formerly, Dundee Wealth Bank), a Canadian Schedule 1 Chartered Bank;

•

“DCC Equities” means DCC Equities Limited;

•

“Dundee Corp.” means Dundee Corporation (formerly, Dundee Bancorp Inc.) and its consolidated subsidiaries unless the context otherwise requires or indicates;

•

“Dundee Insurance” means Dundee Insurance Agency Ltd., a managing general agent;

•

“Dundee Mortgage” means Dundee Mortgage Services Inc., a mortgage broker;

•

“Dundee Precious” means Dundee Precious Metals Inc.;

•

“Dundee Private Investors” means Dundee Private Investors Inc. and Dundee Private Investors Ltd., each a mutual fund dealer;

Dundee Corporation	2	Annual Information Form

•

“Dundee Realty” means Dundee Realty Corporation;

•

“Dundee REIT” means Dundee Real Estate Investment Trust;

•

“Dundee Resources” means Dundee Resources Limited;

•

“Dundee Securities” means Dundee Securities Corporation, a securities dealer;

•

“Dundee Wealth” means Dundee Wealth Management Inc., a Canadian public wealth management company, and the principal subsidiary of the Company;

•

“DWM” means DWM Inc.;

•

“Dynamic Funds” means the Dynamic family of funds managed by Goodman;

•

“Goodman” means Goodman & Company, Investment Counsel Ltd., an investment management company and manager of various investment products, including the Dynamic Funds, Portfolio Solutions and Other Investment Solutions;

•

“Other Investment Solutions” means private client accounts, tax-assisted investment products and closed-end investment products; and

•

“Portfolio Solutions” means the portfolio solutions managed by Goodman.

INCORPORATION AND ORGANIZATION

The Company was incorporated under the laws of the Province of Ontario by articles of incorporation effective November 2, 1984 and changed its name to Dundee Bancorp Inc. by articles of amendment effective July 26, 1991.  The Company’s current share capital structure was created by articles of amendment effective October 10, 1991, October 24, 1991, October 29, 1991, March 17, 1993 and June 22, 2006.  See “Description of Share Capital”.  The stated capital of the Company was reduced by articles of amendment effective August 4, 1992.  The Company was inactive prior to October 31, 1991, at which time it became a public company pursuant to articles of arrangement effective October 30, 1991.  Effective December 14, 2004, the Company changed its name by articles of amendment from “Dundee Bancorp Inc.” to “Dundee Corporation”.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries of the Company

The principal subsidiaries of the Company, the corresponding jurisdictions of incorporation and the Company’s percentage interest in such subsidiaries as of March 29, 2007 are set forth in the table below:

Name	Percentage Interest held Directly or Indirectly by the Company	Jurisdiction of Incorporation/ Formation

DCC Equities Limited (1)	100%	Ontario
Dundee Capital Corporation (2)	100%	Ontario
Dundee Realty Corporation (3)	78%	British Columbia
Dundee Wealth Management Inc. (4)	56%	Ontario

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Notes:

(1)

A number of investments of the Company are held through DCC Equities Limited (“DCC Equities”).  1255895 Ontario Limited (“1255895”) and New Venture Equity Limited (“New Venture”) own together 100% of the outstanding shares of DCC Equities.  1255895 holds 100 common shares and 2,236,188 Class A shares and New Venture holds 8,638 Class A shares.   The Company owns 100% of the shares of 1255895 and New Venture.

(2)

A number of investments of the Company are held through Dundee Capital Corporation.  The Company holds 8,700 common shares of Dundee Capital Corporation.

(3)

The Company holds its interest in Dundee Realty directly and indirectly through 0764704 B.C. Ltd.  The Company holds shares representing 78% of the votes and equity of Dundee Realty, as well as various classes of preference shares.  See “Business of the Company – Real Estate”.

(4)

The Company owns, directly and indirectly 63,892,316 common shares of Dundee Wealth and 5,453,668 first preference shares, series X of Dundee Wealth.  All of the outstanding Special Shares Series C, Special Shares Series D and Special Shares Series E of Dundee Wealth are currently held in escrow and will be released from escrow and converted into common shares at various dates ending on September 3, 2009 initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the Special Shares Series C, Special Shares Series D and Special Shares Series E are held in escrow, they will be voted in the same manner as the shares of Dundee Wealth held by the Company are voted at all meetings of the shareholders of the Company.  This represents a direct and indirect equity ownership of 56% and a direct and indirect or control and direction over a 58.4% voting interest by the Company in Dundee Wealth on a non-diluted basis. For additional principal subsidiaries of the Company that are principal subsidiaries of Dundee Wealth, see “Intercorporate Relationships – Principal Subsidiaries of Dundee Wealth”.

Principal Subsidiaries of Dundee Wealth

The Company’s largest holding is its 56% interest in Dundee Wealth.  The principal subsidiary of Dundee Wealth is DWM, an Ontario holding company.  The Company carries on its business through DWM and through the operating subsidiaries of DWM.  On February 22, 2007, Dundee Wealth purchased the 16.3% equity and voting interest in DWM (the “CDP Shares”) held by the Caisse de dépôt et placement du Québec (“CDP”) with the result that DWM has become a wholly owned subsidiary of Dundee Wealth.  See “Relationship between the Company and Certain Related Parties – Purchase of Minority Interest – DWM”.  The following table sets forth the name and jurisdiction of incorporation of each of the principal subsidiaries of Dundee Wealth and DWM as of March 29, 2007:

Name	Percentage Interest held Directly or Indirectly by DWM	Jurisdiction of Incorporation/ Formation

Dundee Private Investors Inc. (1)	100%	Ontario
Dundee Securities (2)	100%	Ontario
Goodman (3)	100%	Ontario
Dundee Bank of Canada (4)	100%	Canada

Notes:

(1)

Dundee Private Investors Inc. is licensed as a mutual fund dealer.  DPII Holding Corp., an Ontario company, owns 100% of the outstanding shares of Dundee Private Investors Inc.  DWM holds 100% of the shares of DPII Holding Corp.  See “Business of the Company – Wealth Management”.

(2)

Dundee Securities is licensed as a securities dealer.  DSC Holding Corp., an Ontario company, owns 100% of the outstanding shares of Dundee Securities.  DWM holds 100% of the shares of DSC Holding Corp. See “Business of the Company – Wealth Management”.

(3)

Goodman is licensed as an investment counsel/portfolio manager.  DMFL Holding Corp., an Ontario company, owns 100% of the outstanding shares of Goodman.  DWM holds 100% of the shares of DMFL Holding Corp.  See “Business of the Company – Wealth Management”.

(4)

Dundee Bank of Canada (formerly Dundee Wealth Bank) is a Schedule 1 Chartered Bank.  Dundee Wealth BHC owns 100% of the outstanding shares of Dundee Bank of Canada.  In November 2006, the transfer from the Company to DWM of 100% of the ownership of Dundee Wealth BHC, the parent company of Dundee Bank of Canada, its sister company, The Dundee Bank, a bank licensed with the Cayman Islands Monetary Authority, and its subsidiary Dundee Leeds, an administrator of third party investment funds, was completed.  See “Recent Developments – Bank Transfer”.

Dundee Corporation	4	Annual Information Form

RECENT DEVELOPMENTS

DRC REORGANIZATION

In June and July 2006, the Company restructured its investment in Dundee Realty.  See “Business of the Company – Real Estate – DRC Reorganization”.

PREFERENCE SHARE FINANCING AND REDEMPTION OF 6.7% DEBENTURES

On June 28, 2006, the Company announced the completion of a public offering of $150 million of first preference shares. The 6,000,000 cumulative redeemable first preference shares, series 1 (the “Series 1 Shares”) were priced at $25.00 and carry a 5.00% annual dividend. The Company used the net proceeds of this offering for general corporate purposes, including the redemption of the $150 million principal amount 6.7% senior unsecured debentures of the Company, which was completed in August 2006.  See “Description of Share Capital – Debentures – Redemption of 6.7% Senior Unsecured Debentures”.

BANK TRANSFER

In November 2006, the Company transferred its 100% interest in Dundee Wealth BHC, the parent company of Dundee Bank of Canada, its sister company, The Dundee Bank, a bank licensed with the Cayman Islands Monetary Authority, and its subsidiary, Dundee Leeds, an administrator of third party investment funds, to DWM (the “Bank Transfer”).  The Bank Transfer was completed at a cost of approximately $126.3 million including approximately $100 million that had been contributed to Dundee Bank of Canada by the Company to fund capital requirements.

JODAMADA TRANSACTION

In December 2006, the Company announced that, pursuant to an estate planning transaction, Mr. Ned Goodman, President and Chief Executive Officer of the Company, indirectly acquired 140,299 Class B common shares of the Company from Jodamada Corporation, a private company owned by the adult children of Mr. Goodman, representing 13.5% of the outstanding Class B common shares.  See “Relationship between the Company and Certain Related Parties – Jodamada Transaction”.

PURCHASE OF MINORITY INTEREST IN DWM

In February 2007, Dundee Wealth purchased the 16.3% minority interest in DWM held by the CDP for consideration consisting of 11 million common shares of Dundee Wealth and $154.5 million in cash.  As a result of the purchase, DWM became a wholly owned subsidiary of Dundee Wealth.  See also ‘‘Relationship between the Company and Certain Related Parties – Purchase of Minority Interest in DWM”.

PROPOSED CHANGE OF AUDITOR

Following a review of its audit requirements, the Board of Directors resolved to propose to the shareholders of the Company that Ernst & Young LLP (“E&Y”) be replaced by PricewaterhouseCoopers LLP (“PWC”) as auditors of the Company at the Company’s annual meeting of shareholders to be held in 2007.  This is not the result of any disagreement or area of dispute with E&Y.  Such possible change in auditors will be required to be approved by the shareholders of the Company.  PWC has been retained to prepare a review engagement report of the Company’s financial statements for the period ending March 31, 2007.

Dundee Corporation	5	Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY OF THE COMPANY

The Company commenced operations in 1991. The Company currently operates primarily as a holding company dedicated to the following sectors: (i) wealth management; (ii) real estate operations; (iii) resource activities; and (iv) other investments.

Wealth Management Operations

In 1998, in order to more effectively compete in the financial services industry, the Company began the long-term strategic evolution of its core investment management business, carried on since beginning as an investment club in 1957, into an integrated wealth management business combining product development, investment management and distribution.  The Company’s financial services operations were well positioned for this transformation, having established an investment management business in 1991 and a financial planning business and a niche institutional research oriented brokerage firm in 1993.  The Company created Dundee Wealth in 1998 and, since then, Dundee Wealth has been actively pursuing its stated strategy of being an integrated wealth management company.

Since its creation, Dundee Wealth has expanded its investment management and advisory businesses through strategic acquisitions as well as through internal growth from net sales of mutual funds and other managed investment products and market appreciation.  From December 1998 to December 31, 2006, Dundee Wealth acquired:

•

in December 1998, Deacon Capital Corporation, a full-service brokerage firm;

•

in August 1999, Infinity Funds Management Inc., a private mutual fund company;

•

in August 1999, the rights to all of the client accounts and related goodwill of certain investment advisors of a third-party investment dealer and mutual fund dealer;

•

in December 1999, Peelbrooke Capital Inc., a company holding primarily cash and other liquid assets;

•

in August 2002, Ross Dixon Financial Services Ltd. and Hewmac Investment Services Inc., two mutual fund dealers with approximately 200 financial advisors and $2.1 billion of assets under administration;

•

in October 2002, DynamicNova Inc. (formerly, StrategicNova Inc.), the manager of a number of mutual funds with assets under management totalling approximately $2.1 billion;

•

in December 2003, Cartier Partners Financial Group Inc., an integrated distributor of mutual funds, securities and life insurance products and services with assets under administration of approximately $16.7 billion and assets under management of approximately $500 million;

•

in September 2004, M. Murenbeeld & Associates Inc., an economic research consulting company;

•

in November 2005, KL Nova Financial Ltd. (“KL Nova”), a company formed to participate in capital markets as well as creating and developing investment products using structured finance and alternative asset management;

•

in January 2006, through its subsidiary, Central Ontario Financial Group Inc. an insurance managing general agency based in south-western Ontario;

•

in February 2006, Harrington Lane Inc. (“Harrington Lane”), a professional advisory company providing education strategy and training for corporate executives and professional advisors;

Dundee Corporation	6	Annual Information Form

•

in August 2006, through its subsidiary, B.Comm Financial MGA Inc., a company engaged primarily in providing insurance services to insurance brokerages; and

•

in November 2006, through its subsidiary, DWM, 100% of the ownership of Dundee Wealth BHC, the parent company of Dundee Bank of Canada, its sister company, The Dundee Bank, a bank licensed with the Cayman Islands Monetary Authority, and its subsidiary, Dundee Leeds, an administrator of third party investment funds.

In addition, in February 2007, Dundee Wealth purchased the 16.3% minority interest in DWM held by the CDP for consideration consisting of 11 million common shares of Dundee Wealth and $154.5 million in cash.  As a result of the purchase, DWM became a wholly owned subsidiary of Dundee Wealth.  See also ‘‘Relationship between the Company and Certain Related Parties – Purchase of Minority Interest in DWM”.

Real Estate Operations

The Company’s real estate activities are conducted through Dundee Realty Corporation (“Dundee Realty”) which operates a land and housing business in Canada and the United States.  Real estate activities also include a portfolio of select income generating properties and, as at March 29, 2007, an approximate 16% interest in Dundee REIT, a publicly traded real estate investment trust which owns a diversified portfolio of office and industrial properties.  See “Business of the Company – Real Estate”.

In June 2003, the Company completed its acquisition of Dundee Realty by way of plan of arrangement (the “DRC Arrangement”).  Pursuant to the DRC Arrangement, among other things, the commercial real estate business of Dundee Realty was organized into a publicly traded real estate investment trust named Dundee Real Estate Investment Trust (“Dundee REIT”) and Dundee Realty became a subsidiary of the Company.  In July 2006, the Company further restructured its investment in Dundee Realty and transferred the indirect equity interest in Dundee REIT held by Dundee Realty to newly created wholly owned subsidiaries of the Company.  See “Business of the Company – Real Estate – DRC Reorganization”.  Dundee REIT has recently completed a series of equity issuances to expand its portfolio of real estate holdings, including:

•

in April 2006, Dundee REIT completed a public offering of 2.2 million REIT Units, Series A (“Units”) at a price of $27.75 per Unit for gross proceeds of approximately $61 million and an additional 0.3 million Units for gross proceeds of approximately $8.9 million, pursuant to the exercise by the underwriters of their over-allotment option with respect to the completed offering;

•

in June 2006, Dundee REIT completed a public offering of 3.6 million Units at a price of $28.10 per Unit for gross proceeds of approximately $100 million;

•

in December 2006, Dundee REIT completed a public offering of 4.1 million Units at a price of $36.50 per Unit for gross proceeds of approximately $150 million; and

•

in March 2007, Dundee REIT completed a public offering of 3.7 million Units at a price of $40.75 per Unit for gross proceeds of approximately $151 million and, an additional 0.5 million Units for gross proceeds of approximately $20.2 million, pursuant to the exercise by the underwriters of a portion of their over-allotment option with respect to the complete offering.

Resource Operations

The Company’s resource activities are carried out primarily through its wholly owned subsidiary, Dundee Resources Limited.  Principal investments of the Company in the resources sector also include its approximate 51.2% interest in Eurogas Corporation (“Eurogas”) and its equity accounted investment holdings in each of Breakwater Resources Ltd. (“Breakwater”), Dundee Precious Metals Inc. (“Dundee Precious”), Corona Gold Corporation (“Corona”) and Valdez Gold Inc. (“Valdez”).  Currently, operating results from the Company’s resource operations are derived primarily from its equity investments as Eurogas

Dundee Corporation	7	Annual Information Form

is developing energy projects that are not yet operational.  See “Business of the Company – Resources” for an overview of the Company’s resource sector investments.

Other Investments and Corporate Costs

The Company’s other investments include investments in both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.  This operating segment of the Company also includes the Company’s general corporate overhead costs, which are not specifically allocated to any operating division.

BUSINESS OF THE COMPANY

GENERAL DESCRIPTION OF THE BUSINESS

The Company is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through equity accounted or portfolio holdings.  The Company’s other investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in a timely manner.  The Company holds investments in diverse industry sectors and its investment holdings differ by ownership, structure and associated accounting requirements.  Accordingly, during any period, the market value of the Company’s holdings will vary and the amounts that are recorded as investment gains and losses may fluctuate significantly.

The Company’s four reportable segments for financial reporting purposes are as follows: (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.  For additional information relating to Dundee Corp.’s business, please see the information under the heading “Operating Segments and Significant Investments” in the Company’s 2006 Management’s Discussion and Analysis (the “2006 MD&A”), which is incorporated by reference herein.

WEALTH MANAGEMENT

A significant portion of the Company’s revenues are derived from its 56% interest in Dundee Wealth, a Canadian public wealth management company.  Through its various subsidiaries, including Dundee Bank of Canada, Dundee Wealth creates and provides investment solutions as well as capital markets and advisory services for financial advisors, institutions, corporations and foundations.  As of February 28, 2007 Dundee Wealth oversees approximately $60.1 billion in assets under management and administration through independent financial advisors across Canada.

Dundee Wealth has four main businesses: (i) investment management; (ii) financial advisory; (iii) capital markets, comprised of institutional sales and trading, investment banking and investment research; and (iv) banking.  Although Dundee Wealth has four main businesses, for financial reporting purposes, the financial advisory and capital markets businesses, are combined in one reporting segment called “brokerage” as these businesses operate with common capital, operations and administration and, therefore, their respective assets, liabilities, revenues and expenses cannot practically be segregated.

INVESTMENT MANAGEMENT

Dundee Wealth’s investment management business consists of creating, managing and administering investment solutions and providing internal and third-party management and advisory services.  Revenues are derived primarily from management fees charged for the management of investment products (including

Dundee Corporation	8	Annual Information Form

mutual funds and portfolio solutions, third-party asset management, tax-assisted investment products and private clients) and, accordingly, are primarily influenced by assets under management.

Investment Products and Services

Dundee Wealth, through Goodman, has responded to changing investor needs and attitudes by introducing investment products and services in addition to traditional mutual funds, private clients, portfolio solutions, tax-assisted investment products, closed-end investment products and alternative investment products.  Dundee Wealth has created internally and is managing and administering, among others, the following investment products:

•

Mutual Funds which are publicly offered mutual funds that cover a broad range of asset classes (equity, fixed income, balanced, specialty), investment disciplines (value, growth, focus) and geographic focuses (Canadian, U.S., European, International), including Dynamic Focus+ Funds, Dynamic Income Funds, Dynamic Power Funds, Dynamic Speciality Funds and Dynamic Value Funds.

•

Private Clients including high net worth client accounts managed on a segregated, discretionary basis through Goodman Private Wealth Management and Dundee Securities.

•

Portfolio Solutions which allow investors to invest in a specific portfolio of investments designed to achieve strategic asset allocation with multi-layered diversification and enhanced quarterly investor reporting, including Dynamic Strategic Portfolios, Marquis Investment Program and Radiant Strategic Portfolios.

•

Tax-assisted Investment Products which allow investors to participate in tax-assisted investments which facilitate the allocation and utilization of income tax deductible expenses by the investors, including the CMP Resource limited partnerships and the Canada Dominion Resources limited partnerships which invest in a diversified portfolio of flow-through shares of resource companies.

•

Closed-end Investment Products, the securities of which are traded on an exchange and the portfolios of which are designed to invest in one or more sectors and asset categories, including income trusts, energy trusts, dividend paying equities and high yield debt securities.  Goodman manages a number of investment products such as diversiTrust Energy Income Fund, diversiGlobal Dividend Value Fund, diversiTrust Income Fund, diversiTrust Income+ Fund, diversiTrust Stable Income Fund and diversiYield Income Fund.

•

Alternative Investment Products, which are designed to permit investors to diversify in varying investment strategies, such as short-selling, swaps and leveraging, which are not permitted for traditional mutual funds, including a number of privately offered hedge funds such as Dynamic Alpha Performance Fund, Dynamic Power Hedge Fund, Dynamic Power Emerging Markets Fund, Dynamic Contrarian Fund and Dynamic Focus+ Alternative Fund.

Dundee Wealth continually evaluates its investment products as well as investor needs in order to ensure that the investment products and solutions it offers remain competitive.

Investment Management and Advisory Services

Investment management and advisory services are provided through the following divisions of Dundee Wealth’s investment management business:

•

Goodman, comprised of 27 portfolio managers and analysts, provides investment management services in respect of managed investment products as well as certain third-party investment products.  Goodman follows three investment disciplines: (i) a bottom-up value investment discipline; (ii) a growth and momentum investment discipline; and (iii) a focused intrinsic value investment discipline.

Dundee Corporation	9	Annual Information Form

•

Goodman Private Wealth Management, a division of Goodman, manages and services high net worth private client investment accounts, including accounts of individuals, taxable foundations, estates, institutions and personal trusts through comprehensive, personalized investment advice using an investment discipline aimed at capital preservation and tax-efficient long-term growth of capital.

Management of the Dynamic Funds, Portfolio Solutions and Other Investment Solutions

Goodman’s core business activity is the management (including management or arranging for the management) and the marketing of investment solutions including the Dynamic Funds, Portfolio Solutions and Other Investment Solutions.  With respect to the Dynamic Funds and the Portfolio Solutions, Goodman also maintains securityholder records and accounts, reports to securityholders and processes transactions relating to the purchase, transfer and redemption of securities of the Dynamic Funds and Portfolio Solutions.  A substantial portion of the revenues of Dundee Wealth’s investment management business is derived from the services provided by Goodman to the Dynamic Funds and Portfolio Solutions.

Pursuant to a management agreement with each of the Dynamic Funds, the Portfolio Solutions and the Other Investment Solutions, each entity pays a monthly or quarterly management fee to Goodman for management and distribution services provided to it by Goodman based on a specified percentage of net asset value of the applicable fund.  Certain of the Dynamic Funds and Other Investment Solutions pay a performance fee to Goodman when such funds outperform applicable benchmarks.

Distribution of Dynamic Funds, Portfolio Solutions and Other Investment Solutions

Dundee Wealth’s investment management business employs a multi-channel strategy designed to achieve a broad distribution of the Dynamic Funds, Portfolio Solutions and Other Investment Solutions.  The Dynamic Funds, Portfolio Solutions and Other Investment Solutions are distributed through a combination of: (i) the 1,802 financial advisors of Dundee Wealth; (ii) approximately 28,000 third-party financial advisors; and (iii) investment dealer syndicates.

Dynamic Funds and Portfolio Solutions are generally offered for sale on a continuous basis.  Investors may choose to purchase securities of Dynamic Funds and Portfolio Solutions under a deferred sales charge method or under an initial sales charge method.  In general, if the investor purchases under the deferred sales charge method, no initial commission is paid by the investor, the entire investment is invested in securities and, upon redemption within a specified period of the purchase, a redemption fee calculated as a percentage of the redemption proceeds is deducted by Goodman from the redemption proceeds.

If the investor purchases securities of a fund under the initial sales charge method, a sales commission is paid at the time of purchase and no commission, fees or other charges are charged at the time of redemption (other than a short term trading fee where applicable).  Such front-end commissions are negotiated between the investors and their financial advisor.

Goodman pays trailer service fees to assist dealers in providing ongoing services to clients.  These fees are payable in respect of the total client assets in qualifying funds serviced by these financial advisory firms.  In certain cases, Goodman may pay reduced or no trailer service fees to dealers who do not service their clients.  Trailer service fees may be discontinued or modified by Goodman at any time without notice.

As permitted under applicable securities laws and certain industry guidelines, Goodman provides a range of marketing support programs to assist financial advisors in their efforts to market Dundee Wealth’s investment products, including providing research materials on Dynamic Funds and Portfolio Solutions and marketing materials generally describing the benefits of mutual fund investing.  Goodman organizes educational conferences and seminars for financial advisors and, in compliance with regulatory requirements, may share with registered dealers and brokers the cost of advertising and marketing activities including investor conferences and seminars.

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FINANCIAL ADVISORY

Dundee Wealth’s financial advisory business encompasses the financial advisors of Dundee Securities, Dundee Private Investors, Dundee Insurance and Dundee Mortgage.  The following is a breakdown of financial advisors and branches which are part of Dundee Wealth’s financial advisory division as of February 28, 2007 (1):

IDA Advisors	532
MFDA Advisors	961
AMF Advisors	309
Insurance-only Agents	390
2192

IDA Branches and Sub-Branches	209
MFDA Branches and Sub-Branches	422
AMF Branches and Sub-Branches	14
645 (2)

Note:

(1)

The majority of the branches are independent businesses that are owned and operated by the financial advisors.

(2)

References to the “IDA” are to the Investment Dealers Association of Canada, references to the “MFDA” are to the Mutual Fund Dealers Association of Canada and references to the “AMF” are to the Autorité des Marchés Financiers (Québec).  This number includes 641 independent branches and sub-branches of the Company’s financial advisory network.

Dundee Wealth’s financial advisory business is a network of full service, independent financial planning and investment professionals, who provide a wide range of wealth management products and services to individuals and businesses across Canada.  The Company’s open architecture approach provides investment products created by third party entities as well as by the investment management business of Dundee Wealth.  Revenues are primarily derived from commissions, advisory fees, transaction and administration fees relating to the sale of investment, insurance and lending products.  These products and services, designed to assist clients in achieving their financial goals, include the following:

•

Mutual funds, fee-based programs, portfolio solutions and managed account programs;

•

Common and preferred shares of companies listed on various public markets and exchanges, initial public offerings, exchange traded funds, alternative investments;

•

Fixed income securities including government and corporate bonds, money market instruments and Guaranteed Investment Certificates (GIC);

•

Life insurance policies, annuities, disability, critical illness and long term care insurance solutions;

•

Banking products including lending and deposit based products such as residential mortgages and high yield savings accounts;

•

Financial planning, estate planning and comprehensive wealth management advice;

•

Life, accident and sickness insurance for individuals and corporate applications;

•

Segregated funds and annuities; and

•

Banking services, including lending and deposit products such as RRSP loans and high yield savings accounts.

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Dundee Wealth provides a flexible infrastructure for financial advisors to work within a full service securities platform, a mutual fund dealer platform or an insurance sales platform as either employee or independent agent.  Dundee Wealth’s flexibility is attractive to a wide variety of financial advisors.

Dundee Wealth executes its strategy, in part, by providing access to high quality products, training and management tools to its financial advisors and clients.  Both its MFDA and IDA member firms share a common back office infrastructure and technology that provides comprehensive reporting and administrative capabilities.  Growth through acquisitions resulted in Dundee Wealth’s financial advisory business operating on multiple technology platforms.  In 2005, after careful review of all available systems, Dundee Wealth’s management team began a project to consolidate its multiple back office systems into one, real-time, integrated system.  The first back office conversion to this new technology platform was successfully completed in November 2005.  Subsequent conversions occurred during 2006 and early 2007.  The final conversion is scheduled for mid-2007.  Approximately 82% of assets under administration have been converted to date.  The conversion and implementation of a single back office infrastructure will allow Dundee Wealth to achieve additional economies of scale, synergies and cost savings.

Dundee Wealth’s financial advisory business has experienced significant growth since 1999.  Dundee Wealth’s total assets under administration has grown from $5.2 billion at August 31, 1999 to $32 billion at February 28, 2007.  Dundee Wealth attributes this increase in assets under administration to:

•

acquisitions;

•

new management and leadership additions;

•

growth in new client relationships;

•

an increase in the sale of fee based investment products;

•

new financial advisors joining Dundee Wealth;

•

the introduction of tools and training that has assisted financial advisors to expand their client base; and

•

market appreciation.

Dundee Wealth is committed to providing its financial advisors with the resources necessary to meet the ongoing needs of clients and expand their client base by:

•

providing routine technical training and education programs on new investment products, risk management, and portfolio management;

•

providing financial advisors with a broad range of new financial products such as exchange traded funds, tax advantaged investments, and alternative investments;

•

providing investment research and economic commentaries prepared specifically for individual investor clients; and

•

providing professional sales and marketing support by investing together with its financial advisors in marketing and advertising designed to promote and grow the business.

Capital Markets

The capital markets business of Dundee Wealth is conducted through Dundee Securities and is comprised of investment banking, institutional sales and trading and investment research.  In the last three years, the capital markets business of Dundee Wealth has experienced increased market penetration and profile as described below.

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Investment Banking

Dundee Wealth's investment banking group provides a variety of financial services, including underwriting the sale of securities to the public, private placements of securities and advisory services related to mergers and acquisitions, divestitures, restructurings and stock exchange listings.  The investment banking group has technical expertise and specialized capabilities in a variety of sectors and industries including mining, oil and gas, biotechnology, high technology, industrial, consumer products, and income trusts.

Institutional Sales and Trading

The primary focus of the institutional sales and trading group is the selling, purchasing and trading of equity and equity-related securities on behalf of institutional clients including mutual funds and fund managers, hedge funds, pension funds, banks and insurance companies.

Investment Research

The research group provides individual investors and institutional clients with reports and opinions covering a broad range of industry sectors and specific companies to assist in the making of investment decisions.

Banking

Dundee Bank of Canada (formerly, Dundee Wealth Bank), a Schedule I Canadian Chartered Bank, made its public launch in September 2006, offering an alternative source of banking products and services to clients through professional financial advisors.  Since that time, Dundee Bank of Canada has released a series of banking services such as Canadian and U.S. dollar investment savings accounts, GICs and mortgages.  Further product offerings such as investment loans, RSP loans and debit cards are also being assessed.

New Business Initiatives

Structured Finance and Securitization Group

During 2006, the structured finance and securitization group, formed in November 2005, commenced the development and marketing of a number of new products.  This has included the structuring and distribution of several principal protected note offerings with returns linked to various indices, stock portfolios and commodities.  These products were distributed to retail investors in Canada.  Dundee Wealth worked with several leading Canadian and European financial institutions in the issuing of these instruments.  The expanding complexities of financial products provide investors with unique opportunities to access capital markets and manage their investment portfolios through structured alternative assets.  The Company will continue to provide innovative solutions to Canadian investors through the development and distribution of these products.

In April 2006, Dundee Wealth received approval from Dominion Bond Rating Service (“DBRS”) to act as a sponsor of arbitrage conduits in Canada.  A conduit arbitrage vehicle was then established and transactions totalling just over $2 billion were executed and funded through the issuance of R1 (high) rated commercial paper to Canadian investors in 2006.

In November 2006, DBRS issued a notification to market participants (conduit sponsors, commercial paper dealers and financial counterparties) that indicated that DBRS was considering modifying its ratings methodology with respect to structured financial assets.  This was followed up in January 2007 with the publication of revised criteria.  As part of this process, DBRS reaffirmed the present ratings on all existing transactions.  As a result of these actions, there has been a delay in new issuances as market participants review the new requirements.  Dundee Wealth intends to continue to be active in this market sector and to offer investors new opportunities for investment later in 2007.

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In February 2007, Dundee Wealth announced the launch of DFG Investment Advisers, its New York based structured credit asset management company.  DFG Investment Advisers engages in the management of funds employing various structured credit investment strategies, including collateralized debt obligations, collateralized loan obligations, asset-backed securities and credit funds.  DFG Investment Advisers plans to manage similar assets in these categories for Dundee Bank of Canada and for other companies within the Dundee group of companies, as well as introduce a new structured credit opportunities fund for third party investors.

Institutional Fixed Income Group

Dundee is committed to expanding its presence in the Fixed Income sector in Canada.  During 2006, the company continued to develop the newly formed Institutional Fixed Income group.  This unit will specialize in the origination, distribution and trading of all products in the fixed income spectrum including Government of Canada bonds, provincial bonds, as well as a noted emphasis on credit related products (asset-backed and mortgage-backed securities, corporate bonds, structured notes and collateralized debt obligations.).  This group will also supplement Dundee’s solid presence in the retail fixed income sector and will serve as an excellent platform to provide innovative fixed income products to retail clients.

REAL ESTATE

Dundee Corp.’s real estate activities consist of (i) the operations of its 78% owned subsidiary, Dundee Realty, primarily in the land and housing business in Canada and the United States supplemented by its ownership of select revenue properties; and (ii) the Company’s 16% interest in Dundee REIT.

Dundee Realty

Dundee Realty is a Canadian based real estate company that is involved in land, housing and resort development, property management and revenue properties.  Dundee Realty owns approximately 4,000 acres of land in Calgary, Edmonton, Saskatoon, Regina and Toronto, is active in the construction of single family homes in Saskatoon and Regina, Saskatchewan, and is also involved in the development of condominiums in Toronto, Ontario and Calgary, Alberta and resort development in Colorado and California.  Dundee Realty also owns a 50% interest in the assets comprising the Distillery Historic District in downtown Toronto.  As of December 31, 2006, Dundee Realty had 64 employees.

In January 2006, Dundee Realty entered into a $50 million revolving term facility with a Canadian chartered bank maturing February 24, 2008.  On September 14, 2006, the amount available under the revolving term facility was increased to $100 million.  The loan facility is available for general corporate purposes and ongoing letter of credit requirements relating to its land development activities, and is secured by a general security agreement and a direct charge on certain properties.

DRC Reorganization

In July 2006, the Company restructured its investment in Dundee Realty and transferred the indirect equity interest in Dundee REIT held by Dundee Realty to newly created wholly owned subsidiaries of the Company (collectively, the “DRC Reorganization”).  This involved:  (a) the continuance of Dundee Realty under the laws of British Columbia, (b) the exchange of part of the Company’s common share holdings of Dundee Realty for redeemable preference shares, and the exercise of options by the minority shareholder (resulting in the Company’s voting and equity interest being reduced to 78%); and (c) the transfer from Dundee Realty to the Company’s new subsidiaries of approximately 8.3 million units of Dundee Properties Limited Partnership (“DPLP”) (each such unit being convertible into units of Dundee REIT at the Company’s option) and 0.7 million units of Dundee REIT.  In addition, the minority shareholder of Dundee Realty was granted an option, through the issuance of a class of Dundee Realty shares, which will enable the minority shareholder to acquire additional shares of Dundee Realty over a six-year period commencing in 2007 at a cost of approximately $10.7 million.  If exercised, the shares issued on exercise of the option will increase the

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minority shareholder’s voting and equity interest in Dundee Realty from 22% at present to 30%, and correspondingly reduce the Company’s voting and equity interest to 70%.  The option vests in equal instalments over the six-year period and is subject to the minority shareholder remaining an employee of Dundee Realty.

Prior to the reorganization, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”) to Dundee REIT.  Dundee REIT already owned the remaining 50% interest in DMLP (See “Dundee REIT”, below).  The purchase price consideration of $14.5 million was paid through the issuance of 450,000 limited partnership units of DPLP on closing and 55,326 limited partnership units of DPLP that Dundee Realty will be entitled to receive on June 30, 2007 based on properties acquired by DPLP between April 1, 2006 and December 31, 2006, each unit of which may be converted into units of Dundee REIT on a one-for-one basis at Dundee Realty’s option.  The purchase agreement includes a price adjustment for up to an additional 44,674 units of DPLP, which are deliverable to Dundee Realty on June 30, 2007, subject to a formula that is based on certain minimum levels of future acquisitions to be completed by DPLP prior to that date.  In connection with the transaction, DMLP and Dundee Realty agreed to extend the terms of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty, for an additional five years to June 30, 2013.

At March 29, 2007, the Company’s interest in Dundee Realty was 78% with the remaining interest being held by a member of the management team of Dundee Realty.

Dundee REIT

Dundee REIT is an unincorporated, open-ended real estate investment trust and is Canada’s leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  As of March 29, 2007, Dundee REIT’s portfolio consists of approximately 20.0 million square feet of gross leasable area, located primarily in its target markets of Toronto, Ottawa, Montréal, Calgary and Edmonton.  Dundee REIT also owns 100% of DMLP, which carries on a property management business that services Dundee REIT and other third-parties.

At March 29, 2007, the Company’s interest in Dundee REIT was approximately 16% and was held through its interest in Dundee Realty and certain wholly owned subsidiaries of the Company that own limited partnership units of DPLP, which holds all of the rental properties of Dundee REIT, and Units of Dundee REIT.  The limited partnership units held indirectly by the Company are not publicly traded and are exchangeable into REIT Units, Series B which are further exchangeable into Units of Dundee REIT at any time.  Units of Dundee REIT are traded on the Toronto Stock Exchange.  Approximately 3 million limited partnership units of DPLP were initially pledged and deposited with the trustee of the 5.85% Debentures (as defined below) to satisfy the exchange feature of those debentures into Units of Dundee REIT.  See “Description of Share Capital – Debentures – 5.85% Exchangeable Unsecured Subordinated Debentures”.

RESOURCES

Dundee Corp.’s resources activities consist of the operations of its subsidiaries, Dundee Resources and Eurogas, and its holdings in other resource companies for which the Company accounts by the equity method, including Dundee Precious, Breakwater, Corona and Valdez.  The Company also has several smaller investments in the resource sector.

DUNDEE RESOURCES

Bolivian Investment Opportunities

In mid-2005, the Company’s wholly owned subsidiary, Dundee Resources, signed a letter of intent with American International Trading Corporation Inc. (“AITCO”) to acquire a 50% equity interest in a wholly owned

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subsidiary of AITCO (“AITCO Barbados”) for US$5 million.  Dundee Resources also agreed to provide AITCO Barbados with a US$6 million line of credit.  The proceeds of this financing have been used by AITCO to evaluate and develop certain prospective tin mining projects in Bolivia (the “Projects”).  At December 31, 2006, Dundee Resources had advanced US$6.3 million (Cdn$7.2 million) to AITCO to provide interim financing for the Projects.

On May 1, 2006, the Bolivian Government announced Bolivia’s plans to regain ownership of its oil and gas resources and take charge of their commercialization, relegating foreign companies to the status of operators.  In November 2006, the Bolivian government acknowledged that it did not currently have the necessary economic resources to nationalize the mining industry, and that current plans would be focused at generating new jobs and investment in the mining sector.  Dundee Resources has indicated that will continue to monitor these events as part of its evaluation of future investment opportunities.

While the initial exploration results and scoping study level analysis indicate that further exploration and development of the Projects is warranted, AITCO has opted to delay further investment in its Bolivia properties and has put existing projects on a care and maintenance program until there is more clarity about the investment climate in Bolivia.

Subsequent to year end, AITCO signed a letter of intent to acquire a tin property in Brazil (the “Brazilian Property”).  Completion of the acquisition is subject to execution of a definitive agreement with the vendors and the completion of due diligence on the Brazilian Property by September 2007.

Iberian Minerals Corp.

In 2006, Dundee Resources purchased a $25 million, 5-year convertible subordinated secured debenture in Iberian Minerals Corp. (“Iberian”), the outstanding principal amount of which is convertible into units of Iberian at a conversion price which increases from $1.25 per unit to $1.52 per unit at maturity of the debentures.  Each unit of Iberian consists of one common share in Iberian and one-half of a warrant, each warrant being exercisable for one common share of Iberian at an exercise price of $2.00 for a period of two years.  At any time after three years, Iberian may accelerate the conversion feature if the closing price of Iberian exceeds $2.00 per share for a specified period.  The debenture bears interest at 6% per annum, which is expected to be paid in common shares of Iberian at its prevailing market price.

Iberian is a Canadian domiciled exploration and mining company that is developing the Aguas Tenidas zinc-copper polymetallic mining project (the “Mine”) in southeastern Spain.  In February 2006, Steffen, Robertson and Kirsten (U.K.) Ltd., independent mining consultants completed a positive feasibility study (the “SRK Study”) on the Mine.  The SRK Study indicates that Iberian will need an additional US$100 million of debt financing in order to complete construction of the Mine.  During the third quarter, permits to start underground development of the Mine were received and work on these activities has commenced.

In January 2007, Iberian announced that it had received the building license required for the construction of the ore processing plant, the tailings dam and all surface infrastructure at the Aguas Tenidas project, which permits construction to begin.  The license provides for certain requirements to be met by Iberian, including posting certain guarantee and compensation amounts.  In addition, Iberian has not yet received a permit that will allow it to operate once construction has been completed.  In this regard, Iberian supplied all the additional information requested by the authorities in early December 2006, and has provided a detailed final engineering study on the proposed tailings dam.

In the fourth quarter of 2006, Dundee Resources acquired approximately 2.8 million special warrants for aggregate consideration of $3.7 million.  Each special warrant consists of one common share and one quarter of each of common share purchase warrants, Series 1 and common share purchase warrants, Series 2 of Iberian.  Each whole common share purchase warrant, Series 1 will entitle the holder at any time for a period of two years from the date of issuance to acquire one common share of Iberian for $2.20 per share.  Each whole common share warrant, Series 2 is exercisable at any time for a period of two years from the date of issuance to acquire one common shares of Iberian for $2.60 per share.  The exercise period of the common share purchase warrant, Series 2 may be extended for an additional two years if certain conditions

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are met.  The proceeds of the issuance and sale of the special warrants will be held in escrow and will only be released to Iberian upon their receiving of a permit from the applicable Spanish authorities for expansion of the activity at Aguas Tenidas Mine and the issuance of 30 million common shares pursuant to previously issued installment receipts.  Assuming the conversion of the special warrants recently acquired and the conversion of the $25 million and associated warrants, Dundee Resources would own an approximate 17% ownership interest in Iberian as of March 29, 2007.

As of March 29, 2007, Dundee Resources had six employees.

EUROGAS (TSX VENTURE: EUG)

Eurogas is a Canadian oil and gas exploration and development company with material interests in Spain and Tunisia.  Eurogas is developing an underground natural gas storage facility in Spain and is conducting exploration programs for oil and natural gas offshore Tunisia.  As of March 29, 2007, Eurogas had 19 employees.

Spain – Castor UGS Project

Eurogas’ Castor UGS Project entails the conversion of the abandoned Amposta oil field, located 21 kilometres off the eastern Mediterranean coast of Spain, to a natural gas storage facility.  At December 31, 2006, Eurogas held a 73% interest in the Castor UGS Project and a 100% interest in all hydrocarbons produced from the property.  Eurogas continues to work simultaneously on many aspects required as part of the implementation of the Castor UGS Project (the “Project”).

The Castor UGS Project was assigned the highest category, “A Urgent”, in the updated Energy Infrastructure Plan (2005-2011) approved by the Spanish Government on March 31, 2006.  Category “A” means the project has been unconditionally approved from a planning point of view and “Urgent” means that the project is essential to maintain the integrity of the gas system or to meet rising gas demands.  This is an important milestone in the overall regulatory approval process, and means the Castor UGS Project has been accepted and recognized for remuneration in Spain’s natural gas system.

During the year, Eurogas continued activities associated with required regulatory approvals: the Exploitation Concession from Spain’s Department of Energy and the Environmental Impact Statement from the Ministry of the Environment.  Eurogas and the Spanish Administration are working closely to define and satisfy the requirements for the grant of an Exploitation Concession for the Castor UGS Project, including the issue of the extraction of residual oil as a simultaneous activity with the construction of the UGS facilities.  The timing of the approval process is uncertain.  In addition, various permits and licences will be required at the regional and local levels.

In the third quarter of 2006, Eurogas’ subsidiary, Escal UGS S.L. (“Escal”) entered into a collaboration agreement with the leading industrial firm in Spain, ACS Group, for the development of the Castor UGS project.  ACS Group is the largest construction group in Spain and the eighth largest in the world and it is a global leader in the creation, construction, and operation of infrastructure in a variety of industrial sectors, including the oil and gas sector.  ACS Group is assisting with the ongoing approval process involving both government and regulatory authorities in Spain, specifically in relation to the granting of the Exploitation Concession required in order for the Project to proceed.  This includes a detailed roadmap to the series of permits required for the full implementation of the Castor UGS Project and the completion of the Front End Engineering and Design (“FEED”) study that was also contracted to ACS Group late in 2006.  The FEED study will take approximately five to six months, will result in a fixed price determination for the project investment, and will form the basis for an award of a turnkey contract for engineering, procurement, and construction.  The cost of the work is expected to be approximately $4.6 million.  Current estimates, which will be further refined through the FEED study process place the total cost of the Project at approximately $1.2 billion.

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In March 2007, Eurogas announced that Deutsche Bank will act as financial advisor for the project financing required for the Project.

Eurogas invested $6.5 million during 2006 on the Project, including $1.1 million on reservoir simulation modeling and analysis in preparation for the FEED study.  In addition to these development costs, Eurogas incurred operating costs of $0.8 million in respect of the Project.

Tunisia

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  Its 1.0 million acre Sfax Permit is located in shallow Mediterranean waters off Tunisia’s east coast in the Gulf of Gabes.  During the year, Eurogas, which holds a 45% working interest and is a non-operating partner in the permit, and its operating partner, Atlas Exploration Worldwide Ltd. (“APEX”), initiated two projects to evaluate the hydrocarbon potential of the permit.

Early in the third quarter of this year, Eurogas and APEX entered into a Farmout Option Agreement (the “Agreement”) with Anadarko Petroleum Corporation (“Anadarko”) for exploration on most of the Sfax Permit.  Under the terms of the Agreement, Anadarko has the ability to earn a working interest of 75% in the permit following a multi-phase work program scheduled to occur over a 3½-year period.  Specifically excluded from the Agreement are three areas covering a total of 50,400 acres surrounding three prior oil discoveries, including Ras El Besh.  In the fourth quarter, Anadarko received approval from Tunisian authorities to proceed with the first seismic acquisition program.  An environmental impact assessment is being prepared, mobilization has begun, and is set to commence in 2007.

In July 2006, Eurogas and APEX were awarded a development concession by the Tunisian Hydrocarbon Committee for the Ras El Besh structure.  Drilling costs are currently estimated at US$8.5 million, a portion of which was incurred during 2006.  Further Tunisian expenditures will depend on the results of the well.

Eurogas invested $1.8 million in 2006 on this development project.  Aggregate amounts invested in 2006 include $0.7 million (2005 - $0.8 million) for operating costs and studies conducted by the permit operator and $0.3 million in preparation for the drilling of the Ras El Besh project described previously.

Other Developments

In October 2005, Eurogas completed a common share rights offering whereby shareholders were invited to subscribe for one new common share at $1.32 per share for every four common shares owned as at September 28, 2005.  The rights offering resulted in gross proceeds of $32.2 million.  Eurogas applied the proceeds from the rights offering to construction and installation of production facilities and costs of the Castor #1 well in the Amposta reservoir, the oil development program on the Sfax Permit in Tunisia and used $5 million for debt reduction and general corporate purposes.

On May 25, 2006, Mr. Julio Poscente retired as Chairman of the Board of Eurogas and was succeeded by Mr. Ned Goodman, who is the President and Chief Executive Officer of the Company.

At March 29, 2007, the Company owned, directly and indirectly, 63,231,043 common shares, representing approximately a 51.2% ownership interest in Eurogas.

DUNDEE PRECIOUS (TSX: DPM)

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals.  In 2003, it acquired certain Bulgarian mining assets and following the approval of its shareholders on April 15, 2004, transformed itself into an operating gold mining company.  As a result, Dundee Precious terminated its investment management contract with a subsidiary of Dundee Wealth and issued to Dundee Wealth common shares and an option to acquire

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common shares of Dundee Precious as consideration for the termination of such contract.  The common shares and the option were later acquired by the Company from Dundee Wealth.  The option was subsequently exercised by the Company.

Dundee Precious currently owns the Chelopech Mine, a producing gold/copper mine and the Krumovgrad Gold Project, a mining development project, both located in Bulgaria, and is engaged in mineral exploration activities in Serbia.  In addition, Dundee Precious owns the Back River gold exploration project in Nunavut, Canada and an 80% interest in the Kapan Mine in Armenia. Dundee Precious also holds a strategic portfolio of investments in the precious metals and mineral related sector.

In December 2005, the Board of Directors of Dundee Precious approved an investment of US$175 million to undertake the mine expansion and construction of a metal production facility at the Chelopech Mine in Bulgaria.  This investment is based on the results of its definitive feasibility study undertaken by GRD Minproc Ltd.  Dundee Precious filed an environmental impact assessment (“EIA”) on the Chelopech expansion with the Bulgarian Ministry of Environment and Waters (“Ministry”) in 2006.  Dundee Precious has not received a final resolution on the approval of the EIA from the Ministry and the Bulgarian Court has ordered the Ministry to issue a final resolution to the project, which is required by Bulgarian law.  The decision was appealed by the Ministry and, at a hearing on February 22, 2007, the Court’s original decision was upheld and the company continues to await the execution of the resolution by the Ministry.  As a result of the continuing delays, the Chelopech Mine will likely suspend operations for at least part of 2008.

Dundee Precious has also filed an EIA with the Ministry on its Krumovgrad Gold Project in Bulgaria.  Dundee Precious has not received a decision on this study from the Ministry within the statutory time limit required by Bulgarian law and, accordingly, Dundee Precious has brought this issue in front of the Bulgarian Court.  In February 2007, Dundee Precious announced that the Supreme Administrative Court of Bulgaria had revoked the silent refusal of the Ministry and has required the Ministry to issue a pronouncement on the Krumovgrad EIA.  The Ministry has filed an appeal of this latest decision however a hearing date has not yet been set.  Consequently, the Krumovgrad Gold Project will be delayed until the EIA is approved.

In April 2006, Dundee Precious and the Government of Serbia signed exploration and mining concession contracts for three exploration and exploitation concessions.  The exploration concession is granted for a three-year period, renewable for an additional two years, and includes mining rights that have been granted for 25 years.  Dundee Precious has budgeted up to $17.8 million for the 2007 exploration program in Serbia.

In 2006, Dundee Precious increased its interest in the Back River Project to 100%, which comprises certain exploration properties located in Nunavut in the Canadian Arctic.  Dundee Precious has budgeted up to $18.4 million for the 2007 exploration program in Nunavut.

On August 23, 2006, Dundee Precious announced that it had acquired 80% of Vatrin Investment Limited, a private entity that holds 100% of Deno Gold Mining Company, its principal asset being the Kapan Mine in southern Armenia.  The transaction amounted to US$22 million and Dundee Precious has committed an additional US$10 million for mine expansion.  Dundee Precious has budgeted up to $21.3 million for the 2007 exploration program in Armenia.

In the fourth quarter, Dundee Precious announced that it had acquired a 47% interest in Goldbelt Resources Ltd., a company committed to becoming a significant and profitable mining company in West Africa.

At March 29, 2007, the Company owned, directly and indirectly, 11,488,185 common shares, representing approximately a 21.2% ownership interest in Dundee Precious.

BREAKWATER (TSX: BWR)

Breakwater is a base metals mining company that produces zinc, lead, copper and gold concentrates.  In 2006, Breakwater’s concentrate production was derived primarily from mines located in British Columbia and mines located in Chile and Honduras.  Breakwater also owns base metal and gold exploration properties in Canada, Honduras, Tunisia and Chile.

Dundee Corporation	19	Annual Information Form

During 2005, Breakwater issued 17,761,348 common shares for net proceeds of $9.1 million, of which thirteen million of the shares issued were flow through shares for exploration to be conducted on Breakwater’s properties in Québec.  In October 2005, the Company acquired 18,000,000 common shares of Breakwater at $0.38 per share, in a private transaction.

The Company has since exercised 1 million warrants to purchase common shares of Breakwater at $0.19 on March 27, 2006 and, on each of March 2, 2007 and March 14, 2007, the Company exercised 15,400,705 warrants to purchase common shares of Breakwater at an exercise price of $0.20 per common share, increasing its interest in Breakwater by approximately 3.13% and 2.9%, respectively.

At March 29, 2007, the Company owned, directly and indirectly, 101,880,061 common shares of Breakwater, representing approximately a 24.4% ownership interest in Breakwater.

CORONA (TSX: CRG)

Corona is involved primarily in the acquisition, exploration and development of mineral resource properties in Canada.  Its current projects are Thunder Lake West, Thunder Lake East and Sugar Zone property, all located in northwestern Ontario.  The Thunder Lake West property was optioned from Teck Corporation, and Corona now owns an 84.5% interest.  Corona owns a 58% interest in the Thunder Lake East property, which was also optioned from Teck Corporation.  Teck Corporation remains the operator on the Thunder Lake projects.  The Sugar Zone property is a joint venture with Harte Gold Corp. in which Corona is the operator, holding a 51% interest, with Harte Gold Corp. having an interest of 49%.  Corona also pursues other potential resource exploration and development projects.

In October 2005, Corona completed a rights offering whereby it issued an aggregate of 3,646,461 common shares at a price of $0.25 per share to raise gross proceeds of approximately $910,000.  Corona used the proceeds of the offering, after payment of expenses, to pursue and evaluate new resource projects and for general corporate purposes.  The Company purchased indirectly an aggregate of 1,061,804 common shares under the rights offering and received an additional 109,393 common shares as consideration for providing a stand-by purchase commitment.

Subject to regulatory approval, Corona expects to complete, in April 2007, a transaction under which Corona has agreed to sell its 51% interest in the Sugar Zone property located in the Sault Ste. Marie Mining Division of Ontario to Harte Gold Corp. for $5.0 million in cash and warrants to purchase an aggregate of 2.5 million common shares of Harte at $0.50 per share.

At March 29, 2007, the Company owned, indirectly, 4,971,197 common shares, representing approximately a 27.1% ownership interest in Corona.

VALDEZ (TSX VENTURE: VAZ)

Valdez’s primary mission is the acquisition, exploration and subsequent development of mineral resource properties in Mexico.  Its principal focus is to exploit the exploration potential of its 2,800 hectare Los Jarros and 50,000 hectare Jarros Norte properties situated in the Mexican state of Chihuahua.

In March 2006, Valdez completed a rights offering whereby it issued an aggregate of 15,185,508 common shares at a price of $0.18 per share to raise gross proceeds of approximately $2.7 million.  Valdez used most of the proceeds of the offering, after payment of expenses, to repay a demand loan from the Company.  The Company purchased indirectly an aggregate of 5,569,048 common shares under the rights offering and received an additional 329,299 common shares as consideration for providing a stand-by purchase commitment.

On August 24, 2006, Valdez entered into an agreement with Dundee Resources Limited to provide technical expertise on its Los Jarros properties located in the Mexican state of Chihuahua.  The first stage exploration

Dundee Corporation	20	Annual Information Form

originally scheduled for completion at the end of January 2007 was delayed due to inclement weather in the Sierra Madres region.

At March 29, 2007, the Company owned, indirectly, 26,458,972 common shares, representing approximately a 33.9% ownership interest in Valdez.

OTHER INVESTMENTS AND CORPORATE COSTS

On June 22, 2005, the Company announced the completion of a public offering of subordinated debentures which bear interest at 5.85% per annum, and which mature on June 30, 2015, for gross proceeds of $100 million.  The debentures are exchangeable for units of Dundee REIT held by the Company.  See “Description of Share Capital – Debentures – 5.85% Exchangeable Unsecured Subordinated Debentures”.

On December 12, 2005, the Company announced its intention to purchase up to 2.5 million class A subordinate voting shares through a substantial issuer bid (the “Offer”) in Canada, the United States and other permitted jurisdictions.  On January 23, 2006, the Company announced the extension of the term of the Offer until February 6, 2006 and removed the minimum conditions originally associated with the Offer.  Upon completion of the Offer a total of 71,412 shares were determined to be validly deposited at a price of $29.50 per class A subordinate voting share.  The shares purchased comprised approximately 0.3% of the outstanding class A subordinate voting shares of the Company.

On June 28, 2006, the Company announced the completion of a public offering of 6,000,000 Cumulative Redeemable First Preference Shares, Series 1 (the “Series 1 Shares”).  The Series 1 Shares were priced at $25.00 and carry a 5.00% annual dividend.  The Company used the net proceeds of this offering for general corporate purposes including for the redemption of the $150 million principal amount 6.7% senior unsecured debentures of the Company.  See “Description of Share Capital – Debentures – Redemption of 6.7% Senior Unsecured Debentures”.

At any point in time, Dundee Corp. may be involved in various stages of discussions and/or negotiations to complete one or more transactions including acquisitions or dispositions directly or through its wholly or partially owned subsidiaries which carry on certain of the Company’s activities and investments.  These prospective transactions may be with respect to companies operating within existing businesses or business channels not yet identified or pursued by Dundee Corp.  In respect of any potential acquisition, the purchase price may be paid in cash, through the issue of securities of the Company or of a subsidiary of the Company or through a combination thereof and may be financed through debt, equity or internally financed.  There can be no assurance that any of the transactions being discussed or negotiated will be completed.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in the future.

DIVIDEND POLICY

The current practice of the Company is to pay dividends to the holders of its 5.00% first preference shares, series 1.  The Company has not established a dividend policy with respect to the class A subordinate voting shares (the “Subordinate Voting Shares”) or the class B common shares of the Company (the “Common Shares”).  The dividend policy with respect to all of the shares of the Company is reviewed by the directors of the Company on a quarterly basis and any future determination to pay dividends will be at the discretion of the directors of the Company and will depend on the financial condition, results of operations and capital requirements of the Company and such other factors as the directors of the Company consider relevant.

Dundee Corporation	21	Annual Information Form

The following table discloses the dollar amount of cash dividends declared and paid per share for the 5.00% first preference shares, series 1 of the Company outstanding during the financial years ended December 31, 2006, 2005 and 2004:

Dividends per Outstanding Share	2006 (1)	2005	2004

5.00% first preference shares, series 1	$0.31937	-	-

(1)

The Company began paying dividends on the first preference shares, series 1 on October 2, 2006.  On November 13, 2006, the Company also declared a dividend of $0.3125 per first preference share, series 1, which dividend was paid on January 2, 2007.

MARKET FOR SECURITIES

SUBORDINATE VOTING SHARES

The Subordinate Voting Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.A.  The Common Shares were delisted from the Toronto Stock Exchange on January 31, 2000.  The following table sets forth information relating to the price range and volume traded for the Subordinate Voting Shares on a monthly basis for each month of the year ended December 31, 2006:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2006	33.25	28.50	33.00	1,120,689
February 2006	33.90	31.23	32.60	597,253
March 2006	34.74	32.02	34.74	387,009
April 2006	39.95	33.01	39.39	444,630
May 2006	39.65	36.36	38.16	618,183
June 2006	39.78	32.00	36.96	275,670
July 2006	39.50	35.05	38.25	449,840
August 2006	45.00	36.50	44.65	436,065
September 2006	49.12	43.30	48.25	1,144,876
October 2006	62.00	48.10	61.25	698,214
November 2006	60.49	49.00	52.04	335,750
December 2006	55.01	48.01	49.35	297,164

5.85% DEBENTURES

The 5.85% Debentures, as defined in “Description of Share Capital – Debentures”, are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.DB.

The following table sets forth information relating to the price range and volume traded for the 5.85% Debentures on a monthly basis for each month of the year ended December 31, 2006:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

January 2006	100.00	97.00	99.00	38,220
February 2006	99.85	98.00	98.75	18,110
March 2006	101.00	98.55	100.75	17,900
April 2006	100.95	98.75	100.00	17,510
May 2006	99.00	95.00	96.00	14,390
June 2006	99.00	95.55	97.01	9,750

Dundee Corporation	22	Annual Information Form

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume
July 2006	98.75	96.25	97.00	9,720
August 2006	108.00	97.25	106.90	98,180
September 2006	117.17	105.87	115.00	162,310
October 2006	118.00	110.00	118.00	128,860
November 2006	128.44	110.00	120.00	103,040
December 2006	128.44	117.62	128.44	107,930

5.00% FIRST PREFERENCE SHARES, SERIES 1

The 5.00% First Preference Shares, Series 1, as defined in “Description of Share Capital – First Preference Shares – Series 1 Shares”, are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DC.PR.A.

The following table sets forth information relating to the price range and volume traded for the First Preference Shares, Series 1 on a monthly basis for each month of the year beginning in June 2006 and ending December 31, 2006:

Month	High Price (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume

June 2006 *	25.00	24.70	25.00	34,370
July 2006	25.00	24.26	24.40	159,355
August 2006	24.60	24.21	24.56	126,080
September 2006	24.89	24.40	24.79	116,492
October 2006	25.99	24.70	25.40	140,424
November 2006	26.49	25.36	25.60	68,460
December 2006	25.99	25.25	25.50	83,572

* First Preference Shares, Series 1 were publicly listed on June 28, 2006.

DIRECTORS AND OFFICERS

The following table sets forth the name and place of residence, position held with the Company and principal occupation of each of the directors and officers of the Company as of March 29, 2007.  Directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Directors (including Directors who are Officers)

Normand Beauchamp (1) (2) Montreal, Québec, Canada	Director	1991	President, Capital NDSL Inc., investment company

Jonathan Goodman Toronto, Ontario, Canada	Director	1996	President and Chief Executive Officer, Dundee Precious Metals Inc., an operating gold mining company

Dundee Corporation	23	Annual Information Form

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation
Ned Goodman Innisfil, Ontario and Saint-Sauveur, Québec, Canada	President, Chief Executive Officer and Director	1991	President and Chief Executive Officer, Dundee Corp. and Dundee Wealth; Chairman, Goodman

Harold P. Gordon (2) (3) Sunny Isles, Florida, U.S.A.	Chairman and Director	2000	Chairman, Dundee Corp.

Dr. Frederick H. Lowy (3) Montreal, Québec, Canada	Director	1999	Consultant; President Emeritus, Concordia University

Garth A.C. MacRae (1) Toronto, Ontario, Canada	Director	1991	Director of public and private companies

Robert McLeish (1) Toronto, Ontario, Canada	Director	2002	Consultant

K. Barry Sparks (1) Toronto, Ontario, Canada	Director	1993	President, Torvan Capital Group, corporate advisory and management company

Harry R. Steele (2) (3) Dartmouth, Nova Scotia, Canada	Director	1991	Chairman, Newfoundland Capital Corporation Limited, communications company

Non-Director Officers

Joanne Ferstman Toronto, Ontario, Canada	Executive Vice President, Chief Financial Officer and Secretary		Executive Vice President, Chief Financial Officer and Secretary, Dundee Corp.; Executive Vice President and Chief Financial Officer, Dundee Wealth

Lucie Presot Toronto, Ontario, Canada	Vice President and Controller		Vice President and Controller, Dundee Corp. and Dundee Wealth

Lili Mance Toronto, Ontario, Canada	Assistant Corporate Secretary		Assistant Corporate Secretary, Dundee Corp. and Dundee Wealth

Notes:

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

(3)

Member of Corporate Governance Committee

Each of the foregoing individuals has held his or her present principal occupation, or other executive offices with the same company or its predecessors or affiliates for the past five years, except for: Mr. Gordon who, prior to June 2002, was Vice Chairman, Hasbro Inc., toy company and was a director of Great Northern Paper, Inc., a private U.S. corporation, until June 3, 2002, approximately seven (7) months before such corporation filed for an arrangement under Chapter 11 of the U.S. Bankruptcy Code on January 9, 2003, followed by liquidation on May 22, 2003 pursuant to Chapter 7 of such Act; and Mr. Sparks who, prior to August 2002, was also Chairman, Hawk Capital Corporation, corporate advisory and management company.

Dundee Corporation	24	Annual Information Form

Mr. Beauchamp was a director of CINAR Corporation, a company which was, among other things, the subject of a cease trade order.  Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

As of March 29, 2007, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,314,176 Subordinate Voting Shares, representing approximately 5.5% of the outstanding Subordinate Voting Shares, and 852,217 Common Shares, representing approximately 81.9% of the outstanding Common Shares, in the aggregate representing approximately a 8.6% equity interest and approximately a 67.5% voting interest in the Company.  Pursuant to the deferred share unit plan of the Company, the directors and senior officers of the Company also hold an aggregate of 112,781 deferred share units.  As of March 29, 2007, Mr. Ned Goodman owned Subordinate Voting Shares, options to purchase Subordinate Voting Shares, Common Shares and an option to purchase Common Shares representing approximately a 80.2% voting interest in the Company assuming the exercise of such option.  See also “Relationship Between the Company and Certain Related Parties – Jodamada Transaction” below.

As of March 29, 2007, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control over: 64,302,906 common shares; 5,453,668 Series X Shares; 508,571 Special Shares Series C; 250,000 Special Shares Series D; and 30,000 Special Shares Series E of Dundee Wealth, together representing approximately a 58.8% voting interest in Dundee Wealth.  Of this 58.8% voting interest, the Company owned, directly or indirectly, or exercised control over a 58.4% voting interest in Dundee Wealth on a non-diluted basis.

As of March 29, 2007, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 66,828,865 common shares of Eurogas, representing approximately a 52.9% ownership interest in Eurogas.  Of this 52.9% ownership interest, the Company owned, directly or indirectly a 51.2% ownership interest in Eurogas on a non-diluted basis.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Common Shares, an unlimited number of first preference shares, issuable in series (“First Preference Shares”), an unlimited number of second preference shares, issuable in series (“Second Preference Shares”) and an unlimited number of third preference shares, issuable in series (“Third Preference Shares”).  The following is a summary of the rights, privileges, restrictions and conditions attached to each class of shares of the Company.

SUBORDINATE VOTING SHARES AND COMMON SHARES

Holders of Subordinate Voting Shares and Common Shares are entitled to one vote and 100 votes, respectively, for each such share held on all votes taken at meetings of the shareholders of the Company.  As of March 29, 2007, there were issued and outstanding 24,067,271 Subordinate Voting Shares and 1,040,303 Common Shares and such outstanding Subordinate Voting Shares represented an aggregate of 18.8% of the votes entitled to be voted at a meeting of holders of Subordinate Voting Shares and holders of Common Shares.  Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, the Subordinate Voting Shares and Common Shares participate equally, share for share, as to dividends.  The Common Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time, subject to adjustment.

In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are then listed, be made to all or substantially all of the holders of Common Shares residing in any province of Canada, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share, subject to

Dundee Corporation	25	Annual Information Form

adjustment, at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect in the event that an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares (a) in the case of Common Shares taken up and purchased under the offer, immediately after the Common Shares are taken up and purchased under the offer, or (b) in the case of Common Shares not taken up and purchased under the offer, immediately after such Common Shares are released to the holder thereof.

Each Subordinate Voting Share will be automatically converted into a Common Share in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror acquiring shares of the Company such that the offeror holds voting shares of the Company having attached thereto 50% or more of the votes attached to all of the then outstanding shares of the Company.  Other than as set out above, holders of Subordinate Voting Shares and Common Shares rank equally in all respects.

Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, holders of Subordinate Voting Shares and Common Shares are entitled to participate equally in the property and assets of the Company available to such holders in the event of the liquidation, dissolution or winding-up of the Company.

The listing agreement between the Company and The Toronto Stock Exchange provides that, prior to the issue from treasury of any Common Shares, the separate approval of holders of Subordinate Voting Shares is required in addition to any shareholder approvals which might otherwise be required by The Toronto Stock Exchange or any other exchange on which such shares are listed.  This restriction does not apply to the issue of Common Shares upon conversion of Subordinate Voting Shares in accordance with the rights thereof or pursuant to the declaration of stock dividends on the Common Shares payable in Common Shares provided that such stock dividends do not result in the issue in any calendar year of more than 5% of the Common Shares issued and outstanding as at the last day of the immediately preceding calendar year.

FIRST PREFERENCE SHARES

Each series of First Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank on a parity with the First Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares, Second Preference Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of First Preference Shares, the holders of First Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of First Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the First Preference Shares represented and voted at a meeting called and held for such purpose.

Series 1 Shares

The fourth series of First Preference Shares are designated as Series 1 Shares and 6,900,000 Series 1 Shares are authorized to be issued.  Holders of Series 1 Shares are not entitled to any voting rights (except as otherwise provided by law or in the conditions attaching to the First Preference Shares as a class).

Dundee Corporation	26	Annual Information Form

Holders are entitled to receive quarterly fixed cumulative preferential cash dividends, if declared by the Board, in an amount equal to $1.25 per share per annum.

The Series 1 Shares are redeemable at the option of the Company for cash price of $27.25 per share if redeemed prior to June 30, 2006 and declining to $25.00 if redeemed on or after June 30, 2015, together with all accrued and unpaid dividends thereon, provided that redemptions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.

Prior to June 30, 2016, a holder of Series 1 Shares cannot require the Company to redeem any Series 1 Shares.  On or after June 30, 2016, a holder of Series 1 Shares may require the Company to redeem such shares for a cash price of $25.00 per share, together with all accrued and unpaid dividends thereon.  On or after June 30, 2006 and prior to June 30, 2016 each Series 1 Share will be convertible at the option of the Company, into Subordinate Voting Shares of the Company provided that any conversions prior to June 30, 2011 shall be limited to circumstances in which the Series 1 Shares are entitled to vote separately as a class or series by law.  The number of Subordinate Voting Shares into which each Series 1 Share may be so converted will be determined by dividing the then applicable redemption price per Series 1 Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of (i) $2.00 and (ii) 95% of the weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if such fourth day is not a trading day, the immediately preceding trading day.

The Company may purchase for cancellation all or any part of the then outstanding Series 1 Shares on the open market, by private agreement or otherwise.

The holders of Series 1 Shares are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.25 per share per annum (less any tax required to be deducted and withheld by the Company from payments to non-residents) to accrue daily from and including the original date of issue, payable on the last day of March, June, September and December in each year.

In the event of the liquidation, dissolution or winding up of the Company, holders of Series 1 Shares are entitled to receive from the assets of the Company an amount equal to $25.00 per Series 1 Share, together with an amount equal to all accrued but unpaid dividends thereon, before any amount shall be paid by the Company to holders of any Shares ranking junior as to capital to the Series 1 Shares.

As of March 29, 2007, there were 6,000,000 Series 1 Shares outstanding.

SECOND PREFERENCE SHARES

Each series of Second Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares, on a parity with Second Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of Second Preference Shares, the holders of Second Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Second Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Second Preference Shares represented and voted at a meeting called and held for such purpose.

Dundee Corporation	27	Annual Information Form

THIRD PREFERENCE SHARES

Each series of Third Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares and the Second Preference Shares, on a parity with the Third Preference Shares of every other series and senior to the Subordinate Voting Shares and Common Shares.

Except in accordance with any voting rights which may be attached to any series of Third Preference Shares, the holders of Third Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Third Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Third Preference Shares represented and voted at a meeting called and held for such purpose.

DEBENTURES

Redemption of 6.7% Senior Unsecured Debentures

In August 2006, the Company redeemed its $150 million principal amount 6.7% senior unsecured debentures (the “6.7% Debentures”) issued pursuant to a trust indenture (the “DBI Trust Indenture”) on September 24, 1997.  The aggregate price paid on redemption of the 6.7% Debentures was $157,026,000, which amount includes principal, an early redemption premium and accrued and unpaid interest to the date of redemption.  As a result of the early redemption of the 6.7% Debentures, certain restrictive covenants and prohibitions regarding, among other matters, restrictions on granting security and transferring assets set out in the DBI Trust Indenture applicable to Goodman and other Material Operating Subsidiaries (as defined in the DBI Trust Indenture) have terminated.

5.85% Exchangeable Unsecured Subordinated Debentures

The Company has issued $100 million principal amount of 5.85% exchangeable unsecured subordinated debentures (the “5.85% Debentures”) pursuant to a trust indenture (the “5.85% Trust Indenture”) dated as of June 22, 2005 between the Company and Computershare Trust Company of Canada, as trustee.  The 5.85% Debentures are direct, unsecured, subordinated obligations of the Company, bear interest at the rate of 5.85% per annum and mature on June 30, 2015.  The 5.85% Debentures are exchangeable at the holders’ option for Series A Units (“Units”) of Dundee REIT held by the Company or its subsidiaries at any time prior to the earlier of the maturity date and the date fixed for redemption at an exchange price of $29.75 per Unit (being a ratio of 33.6134 Units per $1,000 principal amount of 5.85% Debentures), subject to customary adjustment events.

The 5.85% Debentures are not redeemable before June 30, 2009 (except in the event of a change in control of Dundee REIT, as defined).  On and after June 30, 2009 and prior to June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option provided that the market price for the Units is not less than 125% of the exchange price.  On and after June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued interest.  In the event of a change of control of Dundee REIT at any time, the 5.85% Debentures may be redeemed at the option of either a holder or the Company; at a price of 101% of the principal amount thereof if redeemed by a holder, and at a price which is a specified percentage of the principal amount thereof if redeemed by the Company (being 106% during the 12 month period commencing June 30, 2005 and declining 1% per 12 month period thereafter to 101% in the 12 month period commencing June 30, 2010, and at par thereafter).  The Company may satisfy its obligation to repay the principal amount of the 5.85% Debentures on redemption (including upon a change of control of Dundee REIT) or at maturity, in whole or in part by delivering that number of Units equal to the amount due divided by 95% of the market price for the Units at that time, plus accrued interest in cash.

Dundee Corporation	28	Annual Information Form

Subsidiaries of Dundee Corporation have pledged and deposited with the trustee sufficient securities which are themselves exchangeable for Units in order to permit full exchange of the 5.85% Debentures (the “Pledged Units”).  Payment of the principal amount of, and interest (and premium, if any) on the 5.85% Debentures is subordinated in right of payment, in the circumstances set forth in the 5.85% Trust Indenture, to “Senior Indebtedness”, as defined in the 5.85% Trust Indenture.  The 5.85% Trust Indenture does not limit the Company’s ability to incur additional indebtedness, including indebtedness that ranks senior to the 5.85% Debentures, or from mortgaging, pledging or charging real or personal property or properties of the Company to secure any indebtedness (other than security over the Pledged Units).  Material modifications and amendments of the 5.85% Trust Indenture (including the waiver of events of default) require the approval of the holders of 66 2/3% of the principal amount of the then outstanding 5.85% Debentures present at a meeting or represented by proxy or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding 5.85% Debentures.

The Company has a $100 million revolving term credit facility (the “Revolving Credit Facility”) with a Canadian chartered bank (the “Revolving Facility Lender”) which matures on August 31, 2007.  The consent of the Revolving Facility Lender was required and was obtained in connection with the issuance of the 5.85% Debentures.  The Revolving Facility Lender agreed that the Company may satisfy the repayment of the 5.85% Debentures (i) at maturity in cash or Units, or (ii) prior to maturity with Units not to exceed the number of Pledged Units or by the payment of cash not to exceed the fair market value of the Pledged Units, in each case pro-rata in respect of the particular redemption.  Prior to maturity (including upon a change of control of Dundee REIT) the consent of the Revolving Facility Lender is required if (a) the Company makes repayment in cash in an amount in excess of the fair market value of the Pledged Units or in Units in excess of the number of Pledged Units, in each case pro-rata in respect of the particular redemption, or (b) after any amount outstanding under the Revolving Credit Facility is accelerated due to default (or after the 6.70% Debentures are repaid, any event of default occurs under the Revolving Credit Facility) the Company wishes to make any payment of interest on the 5.85% Debentures.  If the Revolving Facility Lender does not provide such consent, any such cash or Unit payment that may be made may constitute an event of default under the Revolving Credit Facility.  The Company will not be obligated, and may not be able, to deliver Units in satisfaction of such redemption price in the event a debentureholder requires redemption upon a change in control of Dundee REIT, and the failure to satisfy the redemption price in either cash or Units would constitute an event of default for the purposes of the 5.85% Trust Indenture.

RATINGS OF THE 5.85% DEBENTURES AND FIRST PREFERENCE SHARES, SERIES 1

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  A description of the rating categories of each of the rating agencies that have rated the 5.85% Debentures and the First Preference Shares, Series 1 follows.  The credit rating accorded by each rating agency to such Debentures and Series 1 Shares is not a recommendation to buy, sell or hold such Debentures and Series 1 Shares and does not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of such securities.  Credit ratings may be subject to revision or withdrawal at any time by the applicable rating agency and there can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.  Real or anticipated changes in the ratings assigned to such securities may affect the market value of these securities.

5.85% Debentures

Dominion Bond Rating Service Limited (“DBRS”) has not issued a rating for the 5.85% Debentures.

According to Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Canada Corporation (“S&P”), its long-term credit ratings are based, in varying degrees, on the following considerations: likelihood of payment; capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

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The 5.85% Debentures were assigned a rating of BB by S&P.  An obligation rated BB by S&P indicates that it is less vulnerable to non-payment than other speculative issues.  However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the company’s inadequate capacity or unwillingness to meet its financial commitment on the obligation.  The BB rating is the fifth highest rating of 10 rating levels assigned by S&P for long term issues.

Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.  Each S&P rating also has a rating outlook which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).  In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.  An outlook is not necessarily a precursor of a rating change.  The S&P rating outlooks have the following meanings: (a) “positive” means that a rating may be raised; (b) “stable” means that a rating is not likely to change; (c) “developing” means that a rating may be raised or lowered; and (d) “negative” means that a rating may be lowered.

Series 1 Shares

DBRS

The Series 1 Shares have been given a rating of Pfd-3 (low) by DBRS.  Pfd-3 (low) is the ninth highest of sixteen ratings used by DBRS for preferred shares.  According to DBRS, preferred shares rated Pfd-3 are of adequate credit quality and, while protection of dividends and principal is still considered acceptable for such preferred shares, the issuing entity of preferred shares with a Pfd-3 rating is considered to be more susceptible to adverse changes in financial and economic conditions, there may be other adverse conditions present which detract from debt protection.

S&P

The Series 1 Shares have been given a global scale rating of BB, Canadian scale rating of P-3, by S&P.  Such P-3 rating is the eighth highest of eighteen ratings used by S&P in its Canadian Preferred share rating scale.  According to S&P, such a P-3 rating indicates that although the obligation is considered to be less vulnerable to non-payment than other speculative issues, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

NORMAL COURSE ISSUER BID

On March 30, 2006, the Company filed with The Toronto Stock Exchange (the “TSX”), and the TSX accepted, a notice of intention to make a normal course issuer bid to purchase for cancellation up to 1,199,925 Subordinate Voting Shares, representing approximately 5% of the then issued and outstanding Subordinate Voting Shares.  To date, the Company has not purchased any Subordinate Voting Shares under the current normal course issuer bid.  On March 30, 2007 the Company obtained the approval of the TSX for the renewal of its normal course issuer bid to purchase for cancellation up to 1,203,363 Subordinate Voting Shares, representing approximately 5% of the issued and outstanding Subordinate Voting Shares as at such date.  Any Subordinate Voting Shares so purchased will be made in accordance with the policies and rules of the TSX and the price paid will be the market price at the time of purchase.  Purchases will be made at such times as the Company believes that the market price of the Subordinate Voting Shares does not reflect their underlying value.

Dundee Corporation	30	Annual Information Form

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

PRINCIPAL SHAREHOLDER OF DUNDEE WEALTH AND DWM

The Company is the principal shareholder of Dundee Wealth.  As of March 29, 2007, the Company owned, directly or indirectly, 63,892,316 Common Shares and 5,453,668 Series X Shares, which are convertible into Common Shares.  All of the outstanding Special Shares Series C, Special Shares Series D and Special Shares Series E are currently held in escrow and will be released from escrow and converted into Common Shares at various dates ending on September 3, 2009 initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the Special Shares Series C, the Special Shares Series D and the Special Shares Series E are held in escrow, they will be voted in the same manner as the shares of Dundee Wealth held by the Company are voted at all meetings of the shareholders of Dundee Wealth.  This represents a direct and indirect equity ownership of 56% and a direct and indirect control or direction over a 58.4% voting interest by the Company in Dundee Wealth on a non-diluted basis.

JODAMADA TRANSACTION

On December 22, 2006, the Company announced that Ned Goodman, the President and Chief Executive Officer of the Company, had indirectly acquired 140,299 Common Shares of the Company from Jodamada Corporation, a private company owned by the adult children of Mr. Goodman, representing 13.5% of the Common Shares, pursuant to an estate planning transaction. Mr. Goodman also sold to Jodamada Corporation 140,299 Subordinate Voting Shares of the Company representing less than 1% of the outstanding Subordinate Voting Shares.  Further, Jodamada Corporation sold to personal holding companies owned by each of the adult children of Mr. Goodman, Jonathan Goodman, David Goodman, Mark Goodman and Daniel Goodman, respectively, 210,075 Subordinate Voting Shares of the Company, in exchange for preference shares of such holding companies.

Following the transaction, Mr. Goodman owned, in aggregate, directly and indirectly, 1,018,861 Common Shares which includes 166,935 Common Shares under option, and owned 1,218,079 Subordinate Voting Shares, which includes 475,000 Subordinate Voting Shares under options.  These holdings represent 98% of the Common Shares and 5.0% of the Subordinate Voting Shares and collectively a 80.2% voting interest assuming the exercise of such options.

Following the transaction and the transfer of the Subordinate Voting Shares by Jodamada Corporation to holding companies for each of Jonathan, David, Mark and Daniel Goodman, Jodamada Corporation holds an aggregate of 2,283,502 Subordinate Voting Shares, representing approximately 9.5% of the class.  Following the transaction, in addition to their ownership interest held through Jodamada Corporation, Jonathan Goodman holds, directly and indirectly, an aggregate of 274,768 Subordinate Voting Shares, representing approximately 1% of the class; David Goodman holds, directly and indirectly, an aggregate of 252,456 Subordinate Voting Shares, representing approximately 1% of the class; Mark Goodman holds, directly and indirectly, an aggregate of 211,269 Subordinate Voting Shares, representing less than 1% of the class; and Daniel Goodman holds, directly and indirectly, an aggregate of 222,546 Subordinate Voting Shares, representing less than 1% of the class.

PURCHASE OF MINORITY INTEREST IN DWM

The principal subsidiary of Dundee Wealth is DWM, an Ontario company.  Dundee Wealth carries on its business through DWM and through the operating subsidiaries of DWM.

On February 22, 2007, Dundee Wealth purchased the 16.3% minority interest in DWM held by CDP (the “CDP Shares”) for consideration consisting of 11 million common shares of Dundee Wealth and $154.5 million in cash.  As a result of the purchase, DWM became a wholly owned subsidiary of Dundee Wealth, and the shareholders’ agreement relating to DWM (the “DWM Shareholders’ Agreement”) terminated.

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In connection with the purchase by Dundee Wealth of the CDP Shares, Dundee Wealth entered into a revolving term credit facility for a maximum amount of $350 million with a Canadian Chartered bank (the “Dundee Wealth Credit Facility”).  The Dundee Wealth Credit Facility is secured by the assets of Dundee Wealth, DWM, DMFL Holding Corp. and Goodman, indirect subsidiaries of the Company.  In addition, in March 2007, Dundee Wealth completed a “bought deal” public offering pursuant to which it issued 6,000,000 4.75% Cumulative Redeemable First Preference Shares, Series 1.  Dundee Wealth used the net proceeds from the offering to repay certain indebtedness under the Dundee Wealth Credit Facility that was partially drawn to purchase the CDP Shares.

DUNDEE WEALTH WARRANTS

In consideration for the Company arranging and making a total of $190 million in bridge financing available to Dundee Wealth to enable Dundee Wealth to proceed with the acquisition of Cartier on terms more commercially favourable than Dundee Wealth would otherwise have been able to obtain from third parties, Dundee Wealth granted to the Company common share purchase warrants (the “Financing Warrants”) entitling the Company to purchase, subject to adjustments, 1,800,000 common shares of Dundee Wealth at a price of $7.75 per common share.  On November 28, 2006, the Company exercised the Financing Warrants in accordance with their terms and conditions, and 1,800,000 common shares of Dundee Wealth were issued to the Company for aggregate proceeds of $13,950,000.

BANK TRANSFER OBLIGATIONS

As required by the Office of the Superintendent of Financial Institutions (“OSFI”) as a pre-condition to its approval of the Bank Transfer, the Company confirmed its undertaking to OSFI (the “OSFI Undertaking”) in support of Dundee Bank of Canada and Dundee Wealth BHC relating to various matters, including substantial investments, filings, financial statements, representations and warranties and notices.  In connection with the Bank Transfer, Dundee Wealth and DWM also provided undertakings to the Canada Deposit Insurance Corporation (“CDIC”) (the “CDIC Undertakings”) and support principle letters to OSFI in replacement for the CDIC undertaking and OSFI support principle letter previously provided by the Company to CDIC and OSFI, respectively.

Dundee Wealth and DWM have entered into an agreement (the “DC Acknowledgement and Indemnity Agreement”) with the Company pursuant to which each of such companies has agreed to comply with the terms of the OSFI Undertaking that may apply to them from time to time, and to indemnify the Company with respect to all losses incurred by the Company as a result of any failure of DWM or Dundee Wealth, as applicable, to comply with the terms of the OSFI Undertaking.  The obligations to the Company of each of Dundee Wealth and DWM under the DC Acknowledgement and Indemnity Agreement are secured against the assets of Dundee Wealth and DWM.

Dundee Wealth and DWM have entered into an agreement (the “DW Acknowledgement and Indemnity Agreement”) pursuant to which DWM has agreed to comply with the terms of the OSFI Undertaking, the OSFI support principle letter and the CDIC Undertaking, to indemnify Dundee Wealth with respect to any losses incurred by the Company as a result of any failure by DWM to comply with the OSFI Undertaking, the OSFI support principle letter or the CDIC Undertaking.  The obligations of DWM to Dundee Wealth under the DW Acknowledgement and Indemnity Agreement are secured against the assets of DWM, but are subordinate to the indebtedness of DWM to the Company, and were subsequently subordinated to the security granted in connection with the Dundee Wealth Credit Facility.

OBLIGATIONS RELATING TO PREVIOUS ACQUISITIONS

Dundee Wealth has guaranteed to the Company certain obligations of a third-party in the amount of $2.8 million arising from a previous acquisition.  The guarantee is secured by substantially all of the assets of Dundee Wealth but is subordinate to the security granted in connection with the Dundee Wealth Credit Facility.

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DISTRIBUTION ARRANGEMENTS

In prior years, Goodman appointed the Company as the distributor of the units of the mutual funds managed by Goodman from time to time.  As distributor of these mutual fund units, the Company, from time to time, funded sales commissions paid to brokers and dealers on the sale of mutual fund units acquired on a deferred sales charge basis.  In consideration thereof, the Company received the related redemption revenues associated with the commissions paid to such brokers and dealers.  As additional consideration, the Company was also entitled to an annual distribution fee of 0.50% of the fair market value of the outstanding mutual fund units distributed by the Company, such fee to be calculated and paid monthly for a period of 15 years from the date on which the Company initially funded the sales commission.

DUNDEE REALTY

The Company extended a loan to DRC Holding Corporation in June, 2003 in connection with the completion of the acquisition of Dundee Realty by the Company.  Dundee Realty and DRC Holding Corporation subsequently amalgamated on December 31, 2003 to continue as Dundee Realty.  The loan is a revolving demand loan secured by the assets of Dundee Realty at the interest rate of a Canadian chartered bank’s prime lending rate plus 1%.  As of December 31, 2006 the outstanding amount of the loan was $52.7 million including interest accruals and other related business transactions.

As a part of the creation of Dundee REIT, Dundee Realty entered into certain contractual arrangements with Dundee REIT.  Dundee Realty initially retained the ownership of 50% of the property management company, Dundee Management Limited Partnership, which provides property management services to Dundee REIT and other third parties.  As described above under “Business of the Company – Real Estate – DRC Reorganization” this 50% interest was sold of to Dundee REIT in 2006.  In addition, Dundee Realty has guaranteed certain debt obligations relating to properties that were transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2006, the aggregate of such guarantees was $10 million.  Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

In connection with the DRC Reorganization, the Company loaned $35 million to Dundee Realty to permit the cash redemption of certain shares of Dundee Realty held by the Company.  The loan is secured by the assets of DRC, bears interest at 6.26% per annum and matures on December 31, 2011, subject to earlier prepayment at the option of Dundee Realty.  In addition, as described above under “Business of the Company – Real Estate – Dundee Realty”, the minority shareholder of Dundee Realty has the right to increase his percentage ownership of Dundee Realty from 22% to 30% over a six year period commencing in 2007 at a cost of approximately $10.7 million.  The Company and the minority shareholder of Dundee Realty are parties to a shareholders’ agreement which provides for the purchase by the Company of the minority shareholder’s shares in certain circumstances at their fair market value.

Dundee Realty conducts its real estate activities through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of certain unincorporated joint ventures in the amount of $13.7 million as at December 31, 2006.  In the event of a default of a joint venture partner, the Company will be entitled to satisfy any outstanding obligations with the share of the assets held by its joint venture partners.

RISK FACTORS

A discussion of the risks affecting the Company and its businesses appears under the heading “Managing Risk” of the 2006 MD&A, which discussion is incorporated by reference herein.  The risk factors set out in the 2006 MD&A are most likely to influence an investor’s decision to buy, sell or hold securities of the Company.  These risks relate to (i) the Company’s wealth management business, including the wealth management industry in Canada; creating, attracting and retaining AUM and AUA; market influences; competition; operating in a regulated environment; ability to execute business plans and integration, capital requirements; interest rate, liquidity credit and currency risk associated with banking activities conducted by Dundee Bank of Canada and its related operations; (ii) the Company’s real estate business; (iii) the Company’s resources

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business; (iv) the Company’s investment holdings in general; and (v) other risks.  These risk factors should be considered in conjunction with the other information included in this Annual Information Form, and the description of the risk factors under the heading “Risk Factors” in the Dundee Wealth annual information form, which description is incorporated herein by reference.  The Dundee Wealth annual information form and the Company’s 2006 MD&A is on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the outstanding Subordinate Voting Shares or Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Company other than as set out under “General Development of the Business – History of the Company” and “Relationship Between the Company and Certain Related Parties”.

MATERIAL CONTRACTS

The only material contracts entered into by the Company on or after January 1, 2003, other than contracts entered into in the ordinary course of business that remain in force are as follows:

1.

the 5.85% Trust Indenture dated June 22, 2005 between the Company, certain subsidiaries of the Company, and Computershare Trust Company of Canada, described under “Description of Share Capital – Debentures – 5.85% Exchangeable Unsecured Subordinated Debentures”;

2.

Underwriting Agreement dated June 6, 2005 between Dundee Corporation and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc, GMP Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation and Amending Agreement dated June 7, 2005 between Dundee Corporation and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc, GMP Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation.

3.

Underwriting Agreement dated June 14, 2006 between Dundee Corporation and Scotia Capital Inc., CIBC World Markets Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc. and GMP Securities LP.

Copies of the above material contracts are available for inspection on SEDAR at www.sedar.com.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., Toronto, Ontario.

EXPERTS

The financial statements for the financial year ended December 31, 2006 have been audited by Ernst & Young LLP, the Company’s auditors, who are independent in accordance with the auditors’ rules of professional conduct in Canada.

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AUDIT COMMITTEE

COMPOSITION OF AUDIT COMMITTEE

As at December 31, 2006, the audit committee of the directors of the Company (the “Audit Committee”) was composed of the following persons:

K. Barry Sparks (Chair)
Normand Beauchamp
Garth MacRae
Robert McLeish

The directors of the Company have determined that each of the members of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees.  Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set out below:

K. Barry Sparks

Barry Sparks, B. Comm., FICB, has served as a director of the Company since April 1993.  Mr. Sparks commenced his career in corporation finance with the Royal Bank of Canada where he served until 1984, leaving as Vice President, Government and Business, Ontario.  Since then he has provided corporate advice and management services through several companies.  Mr. Sparks is President of Torvan Capital Group which, during 2005, became a division of Ashley Park Enterprises Inc.  Mr. Sparks is also President and a director of Cencotech Inc. and since 2006 has been a director and audit committee chairman of the Dundee Bank of Canada.  Mr. Sparks has been the chief financial officer of a private Canadian operating corporation for the past 16 years and has served as the Chair of the Company’s Audit Committee since 1998.

Normand Beauchamp

Normand Beauchamp has served as a director of the Company since its inception in October 1991.  Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks.  In 1985, he acquired Radiomutuel Inc., a publicly traded communications company, and became President, Chairman and Chief Executive Officer.  Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc., Chemins de Fer du Québec and Lipso Systems Inc.

Garth MacRae

Garth MacRae, Chartered Accountant, has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004.  Mr. MacRae has also served as a director of Dundee Wealth since its inception in November 1998.  Mr. MacRae has over 16 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited.  Mr. MacRae is a member of several public company boards and audit committees.  On March 13, 2007, Mr. MacRae agreed to become the Chair of the Audit Committee of Dundee Wealth.

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Robert McLeish

Robert McLeish, B. Comm. and CFA, has served as a director of the Company since March 2002.  Mr. McLeish is a consultant who has over 35 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc.  Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp. and Welton Energy Corporation and is also a former director of the Juvenile Diabetes Research Foundation. Mr. McLeish is a director and Chairman of Dundee Wealth.

AUDIT COMMITTEE CHARTER

The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the full text of which is attached as Appendix “A” hereto.

PRE-APPROVAL POLICY

In November 2003, the directors of the Company, upon the recommendation of the Audit Committee, approved a formal policy which provides for the pre-approval by the Audit Committee or one of its members of all permitted non-audit services to be performed by the external auditor of the Company.  Requests for pre-approval for permitted non-audit services are considered by the Audit Committee at its regularly scheduled meetings and by the Chair of the Audit Committee between Audit Committee meetings, in which case, such matters are subsequently reported thereon at the next scheduled Audit Committee meeting.  Since the implementation of this policy, all permitted non-audit services have been pre-approved in accordance with the provisions of the policy.

EXTERNAL AUDITOR SERVICE FEES

During 2006 and 2005, the Company and its subsidiaries that are audited by Ernst & Young LLP (including Dundee Wealth and its subsidiaries and Eurogas but not including Dundee Realty which is audited by a different external auditor) have paid the following fees to Ernst & Young LLP, the Company’s external auditor, for the following fee categories:

Fee Category	2006 ($)	2005 ($)

Audit Fees	2,062,000	1,506,100
Audit-Related Fees	1,497,700	459,400
Tax Services Fees	102,900	171,075
Other Fees	0	0
	3,662,600	2,136,575

Following a review of its audit requirements, the Board resolved to propose to shareholders of the Company that Ernst & Young LLP be replaced by PricewaterhouseCoopers LLP as auditors of the Company at the Company’s forthcoming annual meeting of shareholders.  This is not the result of any disagreement or area of dispute with Ernst & Young LLP.  In the interim, PricewaterhouseCoopers LLP has been retained to prepare a review engagement report of the Company’s consolidated financial statements for the period ending March 31, 2007.

Audit Fees

Audit fees include all fees paid to Ernst & Young LLP for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

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Audit-Related Fees

Audit-related fees include all fees paid to Ernst & Young LLP for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to Ernst & Young LLP for tax-related advice including tax return preparation and/or review and tax planning advice.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited consolidated comparative financial statements and notes to the audited consolidated financial statements and the Company’s 2006 MD&A.  Additional information relating to the Company has been filed with the securities regulators in Canada and may be accessed at www.sedar.com.

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DUNDEE CORPORATION - ANNUAL INFORMATION FORM

APPENDIX A

AUDIT COMMITTEE CHARTER

ORGANIZATION

This Charter governs the operations of the Audit Committee. The Board of Directors shall appoint an Audit Committee (the “Committee”) of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson or delegate the authority to designate a chairperson to the Committee.  For purposes hereof, members shall be considered independent as long as they satisfy all of the independence requirements for Board Members as set forth in the applicable stock exchange listing and securities commission standards.

Each member of the Committee shall be financially literate, or become financially literate within a reasonable period of time, and at least one member shall be an “audit committee financial expert,” as defined by SEC rules, as applicable to foreign private issuers.

The Committee shall meet at least quarterly in addition to a meeting for audit planning purposes. The Committee shall meet separately and periodically with management and with the independent auditors.  The Committee shall report regularly to the Board of Directors with respect to its activities.

PURPOSE

The purpose of the Committee shall be to:

•

Provide assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:  (i) the integrity of the Company’s financial statements;  (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence;

•

Provide the Audit Committee report that Canadian securities laws require to be included in the Company’s annual information form.

The Committee shall retain and compensate such outside legal, accounting, or other advisors, as it considers necessary in discharging its oversight role.

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, and management of the Company, and to determine that all parties are aware of their responsibilities.

Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements, for the appropriateness of the accounting principles and reporting policies that are used by the Company and for implementing and maintaining internal control over financial reporting.  The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The Company’s internal auditor will report to the Chief Financial Officer on a day to day basis but will also have a direct reporting line to the Committee.  The Committee shall approve the internal auditor’s mandate which shall be reviewed annually.

The Company believes that, in carrying out the Committee’s responsibilities, its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.  The Committee will

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take appropriate actions to set the overall corporate “tone” for quality financial reporting and ethical behaviour.

•

The following shall be the principal duties and responsibilities of the Committee.  These are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

•

The Committee shall be responsible to advise the Board, for the Board’s recommendation to shareholders, in respect of the appointment, compensation and retention of the independent auditors.

•

The Committee shall be directly responsible for the oversight of the work of the independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the listed issuer, and the independent auditors must report directly to the Committee.

•

At least annually, the Committee shall obtain and review a report by the independent auditors describing: (i) the firm’s internal quality control processes; (ii) sanctions made by any government or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditors and the Company (to assess the auditors’ independence).

•

After reviewing the foregoing report and the independent auditors’ work throughout the year, and after receiving written confirmation from the auditors declaring their independence, the Committee shall evaluate the auditors’ qualifications, performance and independence.  Such evaluation shall include the review and evaluation of the lead partner of the independent auditors and take into account the opinions of management and the Company’s personnel responsible for the internal audit function.

•

The Committee shall determine that the independent audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers.

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The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall only engage the independent auditors to perform non-audit services permitted by law or regulation.  The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

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The Committee shall discuss with the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation.

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The Committee shall regularly review with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information, and management’s response.  The Committee shall review any accounting adjustments that were noted or proposed by the auditors but were “passed” (as immaterial or otherwise); any communications between the audit team and the audit firm’s national office relating to problems or difficulties encountered with respect to significant auditing or accounting issues; and any “management” or “internal control” letter issued, or proposed to be issued, by the audit firm to the Company.

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The Committee shall review and approve the quarterly financial statements, for submission to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s Quarterly Report.  Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.  The Committee shall discuss and review with management the quarterly certification process.

Dundee Corporation	A-2	Annual Information Form

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The Committee shall review and recommend approval of the annual audited financial statements, to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s financial statements and Management’s Discussion and Analysis.  The Committee’s review of the financial statements shall include: (i) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any specific remedial actions adopted in light of material control deficiencies; (ii) discussions with management and the independent auditors regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments; (iii) consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (iv) consideration of the judgment of both management and the independent auditors about the quality of accounting principles; and (v) the clarity of the disclosures in the financial statements.  Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under professional standards.  The Committee shall discuss and review with management the annual certification process.

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The Committee shall receive and review a report from the independent auditors, prior to the filing of the Company’s Annual Report, on all critical accounting policies and practices of the Company; all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditors; and other material written communications between the independent auditors and management.

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The Committee shall review and approve all related party transactions not in the ordinary course of business in the absence of a special committee of the Board of Directors designated for such function.

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The Committee shall review earnings press releases for recommendation to the Board.

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The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company in respect of the Sarbanes-Oxley, SEC and Canadian securities law requirements, including any proposed securities laws.

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The Committee shall review with management the Company’s compliance systems with respect to legal and regulatory requirements.

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The Committee shall review periodically with management the risk of fraud with respect to the organization and the controls in place to manage those risks.

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The Committee shall ensure that the Company establish appropriate policies and procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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 The Committee shall ensure that the Company has in effect clear hiring policies for employees or former employees of the independent auditors that meet Canadian independence standards and the SEC regulations, as applicable to foreign private issuers, and stock exchange listing standards.

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The Committee shall, with the assistance of management, determine the appropriate funding needed by the Committee for payment of: (1) compensation to the independent audit firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; (2) compensation to any advisers employed by the Committee; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Dundee Corporation	A-3	Annual Information Form

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To the extent the Company maintains an internal audit function, the Committee shall meet with the internal auditors, discuss the overall scope and plans for the internal audit function, including approval of its mandate, and discuss the adequacy and effectiveness of internal control with the internal auditors.

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The Committee shall ensure that the policies established pursuant to the Charter are communicated and to the best of its ability shall ensure that they are implemented by the audit committees of subsidiary companies where appropriate and the Committee shall ensure that the necessary follow-up is undertaken with such other audit committees.

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The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

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The Committee shall review and reassess the Charter at least annually and obtain the approval of the Board of Directors.

Dundee Corporation	A-4	Annual Information Form